FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of 28 April 2005
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q3 F2005

Quarter Ended 31 March 2005

News Release Q3 F2005 Results - unaudited

Attributable gold production up 4 per cent
and total cash costs maintained at below R65,000 per kilogram

JOHANNESBURG. 28 April 2005 – Gold Fields Limited (NYSE & JSE: GFI) today announced March 2005 quarter net earnings excluding gains and losses on financial instruments and foreign debt and exceptional items of R128 million up 28 per cent, compared with R100 million in the December 2004 quarter. In US dollar terms the March 2005 quarter equivalent was US$21 million compared with US$16 million in the December 2004 quarter.

March 2005 quarter salient features:

- **Attributable gold production increased 4 per cent to 1.09 million ounces quarter on quarter, in line with the previous guidance. The increase at the international operations was 17 per cent;**
- **Costs were again well controlled, with total cash costs flat at R64,957 per kilogram (US$340 per ounce);**
- **Operating profit of R537 million (US$90 million) was achieved for the March quarter;**
- **Normalised earnings up 28 per cent to R128 million;**
- **Gold Fields continued its vigorous defence against Harmony's hostile and ill conceived take-over attempt.**

Ian Cockerill,
Chief Executive Officer of Gold Fields said:

"This is a challenging time for the South African gold mining industry and I am delighted with the way all of our employees have responded magnificently to the twin challenges of the difficult operating environment and the continuing saga of the hostile Harmony offer. I am pleased to report that the Gold Fields team around the world has once again delivered in line with its promises, with a strong operational performance across the Group.

A creditable 4 per cent increase in total attributable gold production was mostly offset by the lower rand gold price received during the quarter, resulting in a marginal increase in revenue. Rand per kilogram costs were well contained with Group costs flat at R64,957 per kilogram and net earnings, excluding gains and losses on financial instruments and foreign debt and exceptional items, increasing by 28 per cent quarter on quarter.

The Group's ongoing focus on inward investment has paid dividends, as international production has increased by 17 per cent with the completion of the growth projects at St Ives and Tarkwa. Further benefits are expected at these operations as internal efficiencies are maximised and costs reduced.

The South African operations delivered a robust performance despite the Christmas break and the traditional slow start up. Planning and scheduling was optimised at these operations in order to minimize production disruptions during this period. This optimised planning lead to gold production at the South African operations for the quarter ended March 2005 being 2 per cent higher than the corresponding period in the previous year. For the group as a whole, attributable gold produced was over 5 per cent higher than the corresponding period in the prior year with unit costs 4 per cent lower. The benefits of Project 100 and Project Beyond continue to be realized as South African unit operating costs again decreased quarter on quarter, the third in a row. Gold Fields is firmly on track to meet its stated rand cost per kilogram target of R70,000 for the South African operations and this target was in fact exceeded in the March month.

The results announced today are another clear demonstration of the true value of Gold Fields and management's ability to deliver in difficult times. We will continue to focus on operational excellence, which we believe will result in another strong performance in the next quarter despite continuing tough economic conditions."

Stock data		JSE Securities Exchange South Africa-(GFI)	
Number of shares in issue		Range - Quarter	**ZAR66.02 – ZAR81.41**
- at end March 2005	**492,294,226**	Average Volume - Quarter	**748,300 shares / day**
- average for the quarter	**492,144,121**	NYSE - (GFI)	
Free Float	**100%**	Range - Quarter	**US$10.75 – US$13.35**
ADR Ratio	**1:1**	Average Volume - Quarter	**904,600 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

SA Rand					Salient features			US Dollars				
Nine months to		Quarter						Quarter			Nine months to	
March 2004	March 2005	March 2004	Dec 2004	March 2005				March 2005	Dec 2004	March 2004	March 2005	March 2004
96,910	**97,761**	32,131	32,599	**33,845**	kg	Gold produced*	(000) oz	**1,088**	1,048	1,033	**3,143**	3,116
67,360	**65,443**	67,528	64,921	**64,957**	R/kg	Total cash costs	$/oz	**340**	330	309	**332**	299
34,952	**35,655**	11,815	11,823	**12,789**	000	Tons milled	000	**12,789**	11,823	11,815	**35,655**	34,952
86,630	**82,885**	88,887	84,872	**81,952**	R/kg	Revenue	$/oz	**428**	431	407	**420**	385
202	**197**	199	198	**184**	R/ton	Operating costs	$/ton	**31**	32	29	**32**	29
1,770	**1,630**	656	637	**537**	Rm	Operating profit	$m	**90**	104	96	**266**	253
20	**19**	22	22	**18**	%	Operating margin	%	**18**	22	22	**19**	20
953	**194**	255	80	**11**	Rm	Net earnings	$m	**2**	13	38	**32**	136
197	**39**	51	16	**2**	SA c.p.s.		US c.p.s.	**-**	3	7	**6**	28
634	**157**	221	45	**9**	Rm	Headline earnings	$m	**2**	8	33	**26**	91
131	**32**	45	9	**2**	SA c.p.s.		US c.p.s.	**-**	2	7	**5**	19
485	**222**	238	100	**128**	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	**21**	16	34	**36**	69
100	**45**	48	20	**26**	SA c.p.s.		US c.p.s.	**4**	3	7	**7**	14

*Attributable – All companies wholly owned except for Ghana (71.1%).

Health and Safety

We regret the 5 fatalities which occurred during the March quarter, however, the fatal injury frequency rate reduced from 0.16 to 0.14. The lost day injury frequency rate improved from 13.2 to 12.2, and the serious injury frequency rate improved from 6.1 to an all time low of 5.8.

Beatrix continued its sterling performance by achieving 3 million fatality free shifts for the whole mine during the March quarter. Beatrix North excelled as well, managing to achieve 1.5 million fatality free shifts during this quarter.

Financial Review

Quarter ended 31 March 2005 compared with quarter ended 31 December 2004

Revenue

Attributable gold production increased by 4 per cent to 1,088,000 ounces in the March 2005 quarter as forecast in December, compared to 1,048,000 ounces achieved in the December 2004 quarter. Production at the South African operations was 711,000 ounces, which was 2 per cent lower than the previous quarter. The international operations increased 17 per cent to 377,000 ounces. Performance at the South African operations was similar to the forecast given in the December quarterlies at Driefontein and Beatrix but at Kloof an underground fire during the quarter at 2 sub-vertical shaft and the closure of number 3 surface treatment plant, resulted in lower than forecast production. The increase at the international operations was mainly due to a 45 per cent increase at St Ives, as the old and new mill operated in parallel for the whole quarter, and due to the full benefit being realised of the new Tarkwa mill in the March quarter. The old mill at St Ives operated throughout the quarter to utilise the available stockpile built up over the previous quarters and as a back up for the new mill as production increased towards design capacity.

The slightly lower US dollar gold price achieved for the March quarter (US$428 per ounce, compared with US$431 per ounce in the December quarter) plus the strengthening of the rand against the US dollar, from an average of R6.12 to R5.95, resulted in the rand gold price decreasing 3 per cent, from R84,872 per kilogram in the December quarter to R81,952 per kilogram in the March quarter.

The higher production was largely offset by the lower rand gold price achieved, resulting in revenue increasing marginally, from R2,946 million (US$480 million) to R2,950 million (US$495 million) this quarter.

Operating costs

Operating costs for the March quarter, at R2,351 million (US$395 million), were virtually unchanged when compared with the December quarter's R2,341 million (US$382 million). This was despite the increase in production.

Costs at the South African operations were R1,649 million (US$277 million), which was 2 per cent lower than operating costs in the previous quarter of R1,688 million (US$275 million). This is further evidence of the savings achieved from various cost initiatives implemented over the last few quarters, as costs at the South African operations do not vary significantly with production levels as a high proportion of these costs are fixed.

At the international operations, costs were R702 million (US$118 million), 7 per cent higher than the R654 million (US$107 million) reported in the December quarter. The increase in costs was mainly due to the 17 per cent increase in production. The net gold inventory release for the March quarter amounted to R62 million (US$10 million) compared with a credit of R33 million (US$6 million) the previous quarter. The release of gold-in-process was mainly at St Ives to feed both the new mill and the old mill. At Damang, there was also a release from stockpile due to the reduction of mining from the Damang pit as forecast last quarter, being replaced with low grade stockpile material.

Operating profit margin

The net effect of the movements in revenue and costs, after taking into account the release of gold-in-process, was an operating profit of R537 million (US$90 million). This is 16 per cent lower than the R637 million (US$104 million) achieved in the December quarter. The Group margin decreased from 22 per cent last quarter to 18 per cent in the March quarter and the margin at the South African operations decreased from 12 per cent to 9 per cent. The margin at the international operations at 33 per cent compares to 40 per cent in the previous quarter.

Amortisation

Amortisation of R371 million (US$62 million) for the March quarter is virtually unchanged when compared with the December quarter's R379 million (US$62 million). Amortisation at the South African operations decreased by R4 million, mainly due to the decrease in production at Kloof.

Other income

Net interest and investment income after taking account of interest paid increased from R16 million (US$3 million) in the December quarter to R34 million (US$6 million) for the March quarter. This increase in net interest is due to gains on the interest rate swap previously deferred and credited to the Mvela loan of R17 million now included in earnings following the half yearly interest payment to Mvela.

Gains on foreign debt and cash which amounted to R5 million (US$1 million) in the December quarter, are now nil. Previous gains were due to exchange gains on approximately €164 million held offshore, arising from an international private placement undertaken in November 2003. Now that these funds are held in US dollar, in an offshore subsidiary whose reporting currency is also US dollar, any exchange differences are accounted for in equity.

The loss on financial instruments of R55 million (US$8 million) compares to a gain of R147 million (US$24 million) in the December quarter. Included for the quarter is a marked to market loss on the Mvela interest rate swap of R73 million (US$12 million), partially offset by a gain on the Tarkwa rand/US dollar forward cover of R12 million (US$2 million) and a R6 million (US$1 million) gain on the Australian dollar/US dollar call options.

The interest rate swap was established in relation to the loan from Mvela Gold and converted a fixed interest rate exposure to a floating rate. This instrument was established as short-term rates were significantly lower than long-term rates and the resultant upward sloping yield curve was expected to prevail for some time. This strategy is yielding positive results as the marked to market value of the swap at the end of March 2005 was a positive R164 million. Of this, R133 million was accounted for in the income statement and the balance of R31 million has been hedge accounted and credited to that portion of the loan that is regarded as debt for accounting purposes. The positive marked to market value on the interest rate swap at March of R164 million, compares with a positive marked to market value at the end of December 2004 of R259 million. R73 million of this reduction was accounted for in earnings as referred to above with the balance of the reduction of R22 million debited to the Mvela loan as this element of the interest rate swap is hedge accounted. This amount is included in earnings on a pro-rata basis as the loan is repaid. In addition, the accrued benefit of the interest rate swap for the March quarter was R22 million which will be realised in cash at the date of the next half yearly interest payment to Mvela. Year to date benefit from the interest rate swap amounts to R76 million. A further benefit of R21 million has been locked in for the three-month

period to June 2005. More details on these financial instruments are given on page 15 of this report.

Exploration expenditure increased from R39 million (US$7 million) to R43 million (US$7 million) in the March quarter – please refer the Exploration and Corporate Development section.

The exceptional loss this quarter of R86 million (US$14 million) was primarily as a result of the cost of defending against the Harmony hostile bid. Costs for the hostile bid include those billed to the end of March 2005 plus an estimate of costs not yet billed.

Taxation

A taxation credit of R57 million (US$9 million) in the March quarter compares with a charge of R135 million (US$22 million) in the December quarter. This decrease is due to the lower operating profit and a deferred tax credit at Tarkwa of R65 million (US$11 million) and a credit at Damang of R6 million (US$1 million) as a result of a decrease in the tax rate in Ghana from 32.5 per cent to 28 per cent.

Earnings

After accounting for minority interests, earnings amounted to R11 million (US$2 million) or 2 SA cents per share (US$0.00 per share), compared with R80 million (US$13 million) or 16 SA cents per share (US$0.03 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R9 million (US$2 million) or 2 SA cents per share (US$0.00 per share) compared with R45 million (US$8 million) or 9 SA cents per share (US$0.02 per share) last quarter.

Earnings, excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R128 million (US$21 million) or 26 SA cents per share (US$0.04 per share) compared with R100 million (US$16 million) or 20 SA cent per share (US$0.03 per share) reported last quarter.

Cash flow

Cash flow from operating activities for the quarter was R653 million (US$106 million), compared with operating cash flow in the December quarter of R233 million (US$40 million). The increase in cash flow reflects a net positive change in working capital of R428 million (US$69 million) due to account payments (including salaries) paid early last quarter due to the Christmas break.

Dividends paid during the quarter amounted to R148 million (US$25 million). No dividends were paid last quarter.

Capital expenditure amounted to R440 million (US$75 million) compared with R528 million (US$87 million) in the December quarter. The decrease is mainly due to a reduction in expenditure on the expansion projects at St Ives and Tarkwa as they were commissioned in the December 2004 quarter. Expenditure at the South African operations was marginally lower at R150 million (US$25 million). A significant portion of this expenditure was directed at the major projects, with R32 million at 1 tertiary and 5 shaft at Driefontein, R34 million at Kloof 4 shaft and R31 million at Beatrix 3 shaft. The

Australian operations incurred capital expenditure of R151 million (A$32 million). The mill project at St Ives accounted for R7 million (A$2 million) of this expenditure as compared with R60 million (A$13 million) in the December quarter. Expenditure on the St Ives mill project should be completed during the June quarter with similar levels of expenditure as were incurred in the March quarter. Other major expenditure at St Ives was for development at Argo underground and Mars open pit; A$3 million at each project for the quarter. At Agnew R45 million (A$10 million) was spent on the Songvang open pit project. At the Ghanaian operations, capital expenditure amounted to R77 million (US$13 million). R12 million (US$2 million) was spent on the new mill and on the project to convert from contract mining to owner mining at Tarkwa. This compares with R78 million (US$13 million) in the previous quarter. Expenditure on these projects has now been finalised. Major projects are still forecast to be in line with approved votes.

Purchase of investments amounted to R130 million (US$21 million). All of this was for the acquisition of a 19.8 per cent interest in Comaplex Minerals Corp. A R133 million (US$22 million) Mvela loan repayment was made during the quarter.

Net cash outflow for the quarter was R214 million (US$40 million). After accounting for a positive translation adjustment for the quarter of R168 million (negative US$8 million) the cash balance at the end of the March quarter was R2,931 million (US$474 million), which has declined marginally from R2,978 million (US$522 million) at the end of December.

Detailed and Operational Review

Group overview

Attributable gold production for the March 2005 quarter increased 4 per cent to 1,088,000 ounces when compared with the December quarter. Production from the South African operations at 711,000 ounces accounted for 65 per cent of the Group's total attributable production, compared with 726,000 ounces or 69 per cent last quarter.

At the South African operations, gold production decreased 2 per cent compared with the previous quarter. At Kloof, the decrease of 16,200 ounces was partly due to a fire at 2 sub-vertical shaft. At Beatrix, production decreased 4,100 ounces mainly due to the curtailment of loss making production, particularly at Beatrix 2 shaft (Beatrix South), where grades experienced at sections of this shaft are not economic at current rand gold prices. Affected crews are being redeployed to other parts of the mine (particularly Beatrix 4 shaft) and will help to replace the lost production over the next quarter at 2 shaft, as well as the lost production due to the stoppage of surface dump treatment at Beatrix number 2 plant. The declines at Kloof and Beatrix were partially offset by an increase at Driefontein of 5,800 ounces due to higher underground yields experienced at 5 shaft and on the west side of the mine. Operating profit at the South African operations decreased from R224 million (US$36 million) to R166 million (US$28 million), as a consequence of the lower rand gold price and the marginally lower gold production.

Production from the Australian operations increased 33 per cent to 206,900 ounces due to operating both the old and new mills at St Ives for the duration of the quarter, and increased production from the Songvang open pit at Agnew. Operating profit from the Australian operations increased quarter on quarter in rand terms from R108 million (A$23 million, US$18 million) to R120 million (A$26 million, US$20 million), primarily as a result of increased production. The

Ghanaian operations showed a 2 per cent increase in attributable gold production to 169,900 ounces. Tarkwa increased gold production by 10 per cent due to the first full quarter of production from the new mill at Tarkwa. Damang's production was 19 per cent lower due to a planned reduction in high grade ore volumes from the Damang pit. Ghana contributed operating profit of R251 million (US$42 million).

The international operations contributed R371 million (US$62 million) or 69 per cent of the total operating profit of R537 million (US$90 million). This compares with R413 million (US$67 million) or 65 per cent of the total operating profit of R637 million (US$104 million) last quarter.

Group ore processed increased from 11.82 million tons to 12.79 million tons and overall yields were maintained at 2.9 grams per ton. As forecast, total cash costs in rand terms were virtually unchanged at R64,957 per kilogram, compared with R64,921 per kilogram in the December quarter. In US dollar terms, total cash costs increased 3 per cent to US$340 per ounce, compared with US$330 per ounce last quarter. This was due to the stronger rand. Operating cost per ton at R184 was 7 per cent below last quarter due to the increase in the surface tons at a lower average cost.

South African operations

During the September 2003 quarter management took a view that the South African currency would remain stronger for longer. As a result it was decided to reposition the South African operations. As previously reported this was presented as reverting from the "Wal-Mart" strategy (more volume at lower grade) to the "SAKS 5th Avenue" strategy (less volume at grades more in line with Life of Mine ore reserve values).

To support this switch in strategy in September 2003, management introduced an initiative called **Project 500**, which, in turn, was split into two sub-projects called: **Project 100** and **Project 400**.

Project 100 targets reduced consumption of stoping, development and engineering materials, via improved benchmarks and standards at the South African operations. To December 2004, savings for the first half of the year amounted to R70 million. In the March quarter additional savings of R29 million were achieved at Driefontein, Kloof and Beatrix of R14 million, R10 million and R5 million respectively. Projected annual saving are estimated to be in the region of R140 million for the year, which is well above the R100 million first targeted. Savings were mainly achieved on explosives, underground support, drill steel and logistics i.e. underground and surface engineering.

Project Beyond is a procurement initiative targeting savings of up to 10 per cent on materials, services and capital expenditure in South Africa on which around R3 billion per annum is expended. The first phase of the project addresses spend of R1.1 billion in three distinct blocks. The first block, completed in December 2004, achieved contractual savings of R41 million from a spend of R345 million. These savings, on items such as grinding media, lubricants and transport, will be realised over the next 12 months as the new contract arrangements come into force. Work on the second block of commodities, including explosives, electric cable, engineering repairs and underground services, amounting to around R370 million, is almost complete. Savings are expected to exceed target levels of R37 million. The third and final block of phase one of the project, scheduled for the fourth quarter of F2005, will address expenditure of around R440 million, and savings will come from areas which include roof support, diesel engine and pump repairs, electric motors and drilling services. It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies has increased to over 30 per cent during the quarter.

The scope of Project Beyond is being extended to include the Australian and Ghanaian operations, as well as the Peruvian project. Indications are that savings of more than US$20 million per annum may be achieved, some of which will arise from the aggregation of spend across the four (S.A., Ghana, Australia and Peru) geographies.

Project 400 aims to increase revenue such that an additional R400 million is generated per annum. The aim is to improve the quality and quantity of our outputs by replacing surface tonnage to the plant with increased tonnage from underground and ensuring output of a better quality. With reference to the mine commentaries below, this is being implemented across all operations and together with the introduction of productivity initiatives reflects the increase in production year on year by some 2 per cent at lower costs, despite a significantly lower gold price.

In order to maintain and increase this production profile going forward it is imperative that the operations continue to focus on development in order to provide the mining flexibility required to continually improve stoping availability. At Driefontein development continued above 6.7 kilometres for the quarter, while on-reef development increased from 0.7 kilometres to 1.1 kilometres. VCR values have improved from 1,152 cm.g/t to 3,851 cm.g/t and the Carbon Leader reef development, the main contributor of ore at Driefontein, increased in value by 32 per cent to 2,179 cm.g/t – please refer to Development results on page 22 for more detail. At Kloof, metres advanced were marginally down due to the fire, but still at acceptable levels - close to 8 kilometres for the quarter. On-reef metres at Kloof increased marginally to 1.6 kilometres. Again an increase in values was seen as the VCR values increased from 1,921 cm.g/t to 3,259 cm.g/t; VCR being the primary ore zone at Kloof. At Beatrix, development advanced and on-reef metres were maintained quarter on quarter at 9.5 kilometres and 1.9 kilometres respectively, while values improved at West (previously 4 shaft) by some 20 per cent. Development levels being achieved at the South African operations are such that flexibility is expected to improve in the quarters to come.

Driefontein

		March 2005	December 2004
Gold produced	- 000'ozs	293.5	287.7
Yield - underground	- g/t	8.9	8.1
- combined	- g/t	5.2	5.4
Total cash costs	- R/kg	64,520	67,114
	- US$/oz	337	341

Gold production at Driefontein increased by 2 per cent from 287,700 ounces to 293,500 ounces in the March quarter. Underground tonnage decreased by 38,000 tons to 914,000 tons largely due to the Christmas break. This was replaced by an increase in low grade surface tonnage from 695,000 tons to 846,000 tons. Total tonnage increased by 113,000 or 7 per cent quarter on quarter. The increased tonnage, being low grade, reduced the combined grade from 5.4 grams per ton in the December quarter to 5.2 grams per ton in the March quarter. The underground grade increased from 8.1 to

8.9 grams per ton for the quarter. This was on the back of higher grades than expected from the West section of the mine at 7 and 8 shafts, but should decline in the June quarter to around 8.5 grams per ton in line with the stoping areas and mix currently being mined.

Operating costs decreased 2 per cent from R625 million (US$102 million) to R614 million (US$103 million) as a result of the ongoing cost initiatives. Total cash costs reduced by 4 per cent in rand terms to R64,520 per kilogram quarter on quarter. In US dollar terms, total cash costs decreased by 1 percent from US$341 per ounce to US$337 per ounce.

The abovementioned production and cost improvements were offset by the decrease in the rand gold price, resulting in operating profit decreasing from R135 million (US$22 million) to R133 million (US$22 million) in the March quarter. Capital expenditure was marginally lower at R37 million (US$6 million).

Gold output forecast for the June quarter will be slightly lower than the March quarter against similar cost profiles. This is due to a slight reduction in grade and the industrial action experienced at the start of the quarter which had a negative influence on production. Seismic activity at number 5 shaft complex remains a concern. However, mining sequencing and the on-time delivery of the refrigeration plant at 5 shaft over the Christmas break are expected to improve flexibility and future productivity levels at the complex.

Kloof

		March 2005	December 2004
Gold produced	- 000'ozs	264.4	280.6
Yield - underground	- g/t	9.7	9.2
- combined	- g/t	6.7	6.8
Total cash costs	- R/kg	73,915	71,628
	- US$/oz	386	364

Gold production at Kloof decreased 6 per cent to 264,400 ounces in the March quarter. This was partly due to a fire reported to the market on 3 February at 2 sub-vertical shaft. It was necessary to seal off this area for two weeks, resulting in a loss of production of over 6,000 ounces. Production has now returned to normal. The Christmas break together with the closure of number 3 metallurgical plant during the quarter, resulted in a further loss of gold production. This plant, which treats surface rock dump, has proven uneconomical at the current gold price, and its closure will reduce fixed costs at Kloof. Clean-up of number 3 plant will commence during the June quarter. Higher grades were experienced at 4 and 7 shafts due to more terrace mining. The higher grades will return to slightly lower levels in the June quarter as the mining face advances.

Operating costs decreased by 2 per cent from R649 million (US$106 million) in the December quarter to R634 million (US$107 million) in the March quarter. Total cash costs increased by 3 per cent to R73,915 per kilogram as a result of the lower gold production. In US dollar terms, total cash costs increased by 6 per cent from US$364 per ounce to US$386 per ounce as a consequence of the lower production and the strengthening rand.

Operating profit decreased from R88 million (US$14 million) in the December quarter to R41 million (US$7 million) in the March quarter. This was due to the lower gold price received and the decrease in gold production.

Capital expenditure decreased from R63 million (US$10 million) to R61 million (US$10 million) for the quarter. The majority of this expenditure was spent on 4 sub-vertical shaft.

A holistic productivity strategy is now in place and in addition, initiatives aimed at reducing footprints thereby reducing fixed costs will continue. An example of this is the closure of 3 plant. During the June quarter preparation for the mothballing of the 5, 6 and 9 sub-vertical shafts will commence. These shafts are dedicated to pumping and are not gold producing shafts. The main pumping operation will move from 5 and 9 shafts to number 10 shaft, a project that will take twelve months to fully commission. This rationalisation will not only improve pumping infrastructure but will also lower pumping costs.

The Easter break and the other public holidays in the June quarter, together with the one day industrial action experienced at the start of this quarter, will have a negative influence on production, particularly at 7 shaft where an extra day of unprotected action was experienced. Not withstanding this, gold production in the June quarter is expected to increase which should have a positive impact on unit costs.

Beatrix

		March 2005	December 2004
Gold produced	- 000'ozs	153.5	157.6
Yield - underground	- g/t	5.2	4.7
- combined	- g/t	4.8	4.5
Total cash costs	- R/kg	81,064	81,351
	- US$/oz	424	413

Gold production at Beatrix decreased 3 per cent from 157,600 ounces in the December quarter to 153,500 ounces in the March quarter. Underground ore volumes decreased by 12 per cent from 1,016,000 tons to 897,000 tons in the March quarter. This was mainly due to the elimination of loss making areas during the quarter, mostly at 2 shaft as mentioned last quarter. As a consequence, the combined yield increased by 7 per cent quarter on quarter, from 4.5 grams per ton to 4.8 grams per ton. An increased drive on dry sweepings at all shafts also contributed to the improved yield. Surface yields decreased from 1.3 grams per ton to 0.7 grams per ton and treatment of uneconomical low-grade surface dumps across Beatrix at number 1 plant and number 2 plant has ceased. Underground yields increased from 4.7 grams per ton in the December quarter to 5.2 grams per ton in the March quarter. At Beatrix North and South, underground yields increased from 4.5 grams per ton to 4.7 grams per ton in the March quarter due to the elimination of low grade, uneconomical volumes. At Beatrix West (previously named 4 shaft), underground yield increased from 5.8 grams per ton to 7.4 grams per ton, due to a shift in the mining mix into zone 5. However, stoping volumes at West were 10 per cent lower quarter on quarter as the ongoing logistical and remedial work programme was accelerated. The majority of the ventilation system change-over and internal ore pass work to assist mining from Zone 5 was completed during the quarter. It is anticipated that the remaining work on the logistics will be completed during the June quarter. The stoping and development build-up at 3 shaft in the North section continues to be in line with expectations.

Operating costs decreased by 3 per cent from R413 million to R402 million due to the various cost saving initiatives. Total cash costs decreased by 1 per cent from R81,351 per

kilogram (US$413 per ounce) to R81,064 per kilogram (US$424 per ounce).

Despite the improvements during the quarter, which resulted in an operating profit of R27 million for the month of March, the March quarter recorded an operating loss of R8 million. The lower rand per kilogram price received was the main contributor to this loss. This compares with a breakeven position in the December quarter.

Capital expenditure decreased from R58 million (US$10 million) to R53 million (US$9 million) in the March quarter due to the impact of cost saving initiatives. The majority of this expenditure was spent on development and hydropower at 3 shaft.

Gold production is forecast to increase marginally in the June quarter. Improved production at West shaft and sustained cost control at all of the shafts should result in lower unit costs in spite of the one day unprotected strike action experienced at the start of the June quarter and the impact of the Easter break.

International operations
Ghana
Tarkwa

		March 2005	December 2004
Gold produced	- 000'ozs	185.0	167.9
Yield – Heap Leach	- g/t	0.9	1.1
Yield – CIL Plant	- g/t	1.6	1.4
Total cash costs	- US$/oz	226	224

Tarkwa's gold production increased by 10 per cent from 167,900 ounces in the December quarter to 185,000 ounces in the March quarter as forecast. The heap leach operation contributed 125,700 ounces, down 14,000 ounces from the previous quarter. The CIL plant contributed 59,300 ounces, an increase of 31,400 ounces on the previous quarter, reflecting the first full quarter of CIL plant production.

The CIL plant processed 1,163,000 tons at a yield of 1.6 grams per ton. The plant is operating well and has consistently achieved or exceeded the designed throughput of 350,000 tons per month, while exceeding the designed recovery of 96 per cent. The head grade continues to trend towards the target of 1.8 grams per ton.

Ore stacked on the leach pads was stable at 4.1 million tons, at a head grade of 1.16 grams per ton, compared with 1.21 grams per ton in the December quarter. This slight decrease in grade was a result of lower grade areas being mined and stacked at the South leach pads as planned. The planned increase in grades at the North leach pads, to offset the South's decrease, were not achieved during January and February due to mining constraints in higher grade pits. The grade is expected to return to 1.21 grams per ton in the June quarter. The reduction in heap leach gold production versus the previous quarter reflects lower gold-in-process release during the period, 6,500 ounces against 11,500 ounces in December, due to slightly lower head grades and stacking on higher lifts as previously reported.

The ongoing enhanced performance of the owner mining fleet has resulted in record tonnages being mined this quarter, with total tons mined increasing by 2.4 million tons to 21.1 million tons. The bulk of this increase was devoted to increased waste mining and the stripping ratio increased from 2.84 to 3.30. While increased stripping has a detrimental impact on unit costs, it is essential to optimise the health of the overall mine and improve flexibility. Mining costs were US$0.73 per ton for the quarter compared with US$0.69 per ton last quarter, reflecting an increase in the cost of consumables and increased maintenance requirements. The overall performance of the fleet continues to exceed expectations, while unit costs remain within budget as equipment efficiencies largely offset significant input cost changes, especially on diesel. Additional opportunities to reduce costs and improve utilization are being identified through a continuous improvement programme.

Operating costs at US$42 million (R249 million), including gold-in-process adjustments, were US$5 million higher than the previous quarter, reflecting the increased cost of operating the new mill for a full quarter (US$2.1 million), and the increase in tonnages mined. Operating costs per ton treated were US$7.90 per ton as against US$7.51 per ton in the December quarter, reflecting the higher strip ratio. Total cash costs remained flat at US$226 per ounce compared with the December quarter's US$224 per ounce. This level is marginally higher than forecast reflecting the higher strip ratio, where the mine utilised the opportunity of the additional capacity from the fleet, and the slightly lower grades at the south leach pads.

Operating profit increased from US$35 million (R219 million) in the previous quarter to US$37 million (R224 million) in the March quarter due to the increased production, offset partially by the lower gold price, which averaged US$430 per ounce for the quarter compared with US$437 per ounce in the December quarter. Net earnings for the quarter increased from US$15 million to US$28 million as a result of the increased production and a US$11 million deferred tax release. This was due to a welcome 4.5 percentage point reduction in the Ghanaian company taxation rate, from 32.5 to 28 per cent.

Capital expenditure halved from US$20 million (R118 million) in the previous quarter to US$10 million (R57 million) in the March quarter, as a result of closing-out the mining fleet acquisition and the completion of the construction of the CIL plant.

Gold production and unit costs for the June quarter are expected to be similar to that of the March quarter.

Damang

		March 2005	December 2004
Gold produced	- 000'ozs	53.9	66.5
Yield	- g/t	1.3	1.5
Total cash costs	- US$/oz	346	226

Gold production decreased from 66,500 ounces during the December quarter to 53,900 ounces in the March quarter. This was directly attributable to the planned cessation of mining operations in the Damang pit, which resulted in the replacement of 340,000 tons of high grade ore with lower grade stockpile ore, coupled with a loss in mill run time.

Mill throughput for the quarter reduced from 1.35 million tons to 1.26 million tons at a head grade of 1.44 grams per ton, compared with a head grade of 1.67 grams per ton in the December quarter. The decrease of 97,000 tons milled was due to mill downtime as a result of the failure of the SAG mill

gearbox and the planned change out of the SAG mill liners. The decrease in the head grade was due to the replacement of the Damang pit ore with the low grade stockpile ores.

Mining commenced in the new Amoanda pit, and together with the Juno 2SE pit was the main source of oxide feed to the plant for the quarter. Pleasingly total tons mined increased to 3,120,000 tons from 1,913,000 tons in the previous quarter, primarily due to the commencement of mining in the Amoanda pit, which has a stripping ratio of 6.

Ore production reduced from 809,000 tons to 468,000 tons as a result of mining operations having ceased in the Damang pit and due to mining in the new pits focussing on waste removal. A slight increase in ore tonnages mined is expected in the June quarter, and significant increases in ore production is only expected in July 2005, when the Tomento pit comes into production, once the permitting process is completed.

Operating costs, including gold-in-process adjustments, increased to US$18 million (R109 million) from US$15 million (R90 million) in the December quarter. Operating costs increased as a result of higher tonnages mined, additional grade control drilling required in the new pits and an increase in the gold-in-process charge as a result of an increase in stockpile ores treated. Cost per ton milled increased from US$10.99 to US$13.27. Total cash costs increased significantly as forecast, from US$226 per ounce in the December quarter to US$346 per ounce in the March quarter, as a result of the above factors and the lower head grade.

With the average gold price decreasing from US$433 per ounce to US$425 per ounce, together with the reduced gold output and increased unit costs, operating profit decreased from US$14 million (R86 million) to US$5 million (R27 million). Ghanaian corporate taxation reduced from 32.5 per cent to 28 per cent effective 1 January 2005. This had a small positive impact on earnings.

Capital expenditure incurred during the quarter amounted to US$3 million (R20 million). The majority of this expenditure was incurred in the raising of the tailings dam, the Damang extension projects and reserve conversion drilling.

Mill throughput for the June quarter is projected at 1.3 million tons, with gold production expected to be maintained at the level achieved in the March quarter. Total cash costs are expected to rise slightly due to an estimated 20 percent increase in tonnages mined. Operations at Damang are likely to stabilise at this level for the next year at least. Damang has outperformed expectations consistently over the last year and the next few periods will be more modest as lower grade sources of ore are brought to production, pending the re-establishment of mining of higher grade ores in the Damang pit once the large cut back is brought to full ore production.

Australia
St Ives

		March 2005	December 2004
Gold produced	- 000'ozs	154.1	106.6
Yield – Heap Leach	- g/t	0.6	0.7
Yield – Milling	- g/t	3.4	4.4
Total cash costs	- A$/oz	451	463
	- US$/oz	350	348

Gold production for the quarter increased 45 per cent to 154,100 ounces, compared with 106,600 ounces in the December quarter in line with expectation. This increase reflects the ramp-up to full production of the new Lefroy mill, coupled with ongoing production from the old mill during the quarter. The contribution from the heap leach operations was slightly below the December quarter at 10,000 ounces.

Total tons processed during the quarter amounted to 2,026,000, a significant increase from the 1,255,000 tons processed in the December quarter, with almost all the difference attributable to the new Lefroy mill. For the quarter 1,466,000 tons were processed through the mills, compared with 689,000 tons last quarter. During this period the new mill achieved design tonnage of 550tph. The large single stage SAG mill has performed exceptionally well, but overall plant ramp-up was slow and complicated by persistent materials handling problems as well as minor process control issues. By quarter end these were well in hand and the plant now shows potential to operate considerably above design level. The old mill was shut down at the end of March and decommissioning is underway.

The average head grade processed of 2.7 grams per ton was marginally below the December quarter's 2.8 grams per ton. The combined yield reduced from 2.6 grams per ton to 2.4 grams per ton. Yield at the heap leach operation was 0.6 grams per ton compared with 0.7 grams per ton last quarter and the yield at milling operations was 3.4 grams per ton compared with 4.4 grams per ton in the previous quarter, as more lower grade open pit ore was milled.

Mining operations produced 1.29 million tons of ore during the quarter as planned, which was up slightly from the previous quarter's 1.18 million tons. Open pit waste movement was down from last quarter and will reduce somewhat again in the June quarter, as the target ore zones become exposed. During the quarter 5.6 million tons of open pit ore and waste were mined at an average strip ratio of 6.1 (December quarter: 8.2 million tons at a strip ratio of 11.5).

Overall the underground mining operations performed to expectation. A reduction in ore volumes from Junction, at which mining is scheduled to be complete in the June quarter, was mostly offset by increased output from the Leviathan complex. Both of these mines continue to exceed expectation offsetting ongoing challenges at the Argo mine.

Operating costs, including gold-in-process adjustments, increased from A$48 million (R222 million) to A$72 million (R331 million) a 50 per cent increase, which is in line with the increased production and in line with forecast. However, total cash costs decreased from A$463 per ounce (US$348 per ounce) to A$451 per ounce (US$350 per ounce) as a result of lower unit processing costs associated with the new Lefroy mill and improvements in underground mining costs. Total cash costs in the quarter remained considerably beyond our target of A$350 per ounce due the high costs of sustaining the old mill, planned lower grades from the open pits and ongoing challenges in cost control and grade recovery at the Argo underground mine. Further cost reductions are expected in the June quarter as the new plant is optimised and the old more expensive plant is taken off line and further benefits from cost optimisation at the underground mines are realised.

Operating profit at A$13 million (R60 million) improved marginally in the March quarter despite the significant increase in gold production when compared with the previous quarter. This was caused by two factors, the first being a A$23 per ounce decline in gold price received, equivalent to some A$3.5 million in operating profit. Secondly, a significant gold inventory charge in the March 2005 quarter of A$10.1 million was incurred compared with a A$8.5 million credit in the December 2004 quarter. These charges largely reflect the stockpiles consumed during the quarter with the concurrent operation of the two mills, which stockpiles had been accumulated in previous quarters. As planned the commissioning of the new mill was also undertaken using lower grade and thus lower margin ores, further accounting for the disconnect between increased volumes and static operating profits.

Capital expenditure for the March quarter amounted to A$15 million (R72 million) compared with A$32 million (R148 million) in the December quarter. This decrease was driven by a reduction in mill construction cost (A$12 million), which is now complete, and a reduction in open pit waste stripping (A$3 million).

Production for the June quarter is expected to be in line with the March quarter, as increased production from the new Lefroy mill and clean-up and recovery of gold from the decommissioned old mill will mostly offset the lost production from the old mill. Timing and volumes of gold recovery from the old mill are however unpredictable. Unit costs are expected to improve over the next two quarters as the Lefroy mill is optimised and key ore zones are accessed in the open pit operations.

Agnew

		March 2005	December 2004
Gold produced	- 000'ozs	52.8	49.0
Yield	- g/t	5.6	5.4
Total cash costs	- A$/oz	300	351
	- US$/oz	233	264

Gold produced at Agnew increased from 49,000 ounces in the December quarter to 52,800 ounces in the March quarter, slightly ahead of the forecast. This was primarily due to a 5 per cent increase in mill throughput and a 3 per cent increase in feed grade. The increase in feed grade was due to an increase in the grade from the Songvang pit and the Kim underground mine.

Gold production from the Waroonga underground complex (Kim and Main Lodes) increased to 42,000 ounces from 35,000 ounces in the December quarter. This was due to the ongoing enhanced performance of the Kim Lode, offsetting the production previously sourced from the Crusader complex, which was shutdown in the December 2004 quarter. The development of Main Lode and Kim South Lode commenced during the quarter, and stope production from these sources will be fully operational by the end of the September 2005 quarter. Kim South is a down dip, but offset and upthrown extension of the Kim Lode, that was discovered in the latter part of last year.

Open pit mining at Songvang ramped-up to capacity during the quarter. Although this phase of mining is predominantly waste stripping, ore production accounted for 11,000 ounces of the quarter's gold production.

Operating costs, including gold-in-process adjustments, decreased from A$17 million (R80 million) to A$16 million

(R74 million) in the March quarter, mainly as a result of the cessation of operations at the underground Crusader complex. Total cash costs decreased from A$351 per ounce (US$264 per ounce) in the December quarter to A$300 per ounce (US$233 per ounce) in the March quarter. This decrease was a result of the increase in gold production and grades, and the decrease in underground mining costs.

Agnew's operating profit increased from A$11 million (R49 million) to A$13 million (R60 million) in the March quarter. This is primarily due to lower mining costs and the higher grades referred to above.

Capital expenditure increased from A$11 million (R50 million) to A$17 million (R80 million) in the December quarter. This increase is predominantly a result of increased waste stripping at the Songvang open pit and increased development at the Waroonga underground complex.

Gold production for the June quarter is expected to be slightly higher than the March quarter, reflecting higher mill throughput and increased ore production from the Songvang pit. Cash costs should remain stable.

Quarter ended 31 March 2005 compared with quarter ended 31 March 2004

Attributable gold production increased 5 per cent from 1,033,000 ounces for the March 2004 quarter to 1,088,000 ounces this quarter. At the South African operations production increased 2 per cent due to an increase in yield from 7.4 to 7.9 grams per ton, in line with the strategy to reduce marginal mining. At the international operations production increased 11 per cent. This was mainly due to the increases achieved at St Ives and Tarkwa from the commissioning of the new growth projects during the year.

Revenue decreased 3 per cent in rand terms (increased 11 per cent in US dollar terms) from R3,028 million (US$444 million) to R2,950 million (US$495 million). This was due to a reduction in the rand gold price achieved, from R88,887 per kilogram (US$407 per ounce) in the March 2004 quarter to R81,952 per kilogram (US$428 per ounce) in the March 2005 quarter, which offset the increase in production.

Operating costs were unchanged at R2,351 million (in dollar terms increased from US$345 million to US$395 million) due to cost saving initiatives and the impact of translating costs at the international operations into South African rand at a stronger rand dollar exchange rate than the corresponding quarter in the previous year. The rate strengthened from US$1 = R6.79 to US$1 = R5.95, a 12 per cent increase. At the South African operations costs were virtually unchanged at R1,649 million despite above inflation wage increases and despite the 2 per cent increase in production referred to above. This was due to the cost saving initiatives implemented over this period.

Operating profit declined from R656 million (US$95 million) to R537 million (US$90 million) quarter on quarter.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R128 million (US$21 million) this quarter compared with R238 million (US$34 million) in the March 2004 quarter.

Capital and development projects

Damang pit cut back project

Initial pit designs have been completed on the ore resource model, developed after the recent drilling campaign in and around the existing pit. The pit design is indicating that a cutback is feasible on both the Eastern and Western walls of the pit. Additional infill drilling was commissioned and completed during the quarter. This was to confirm the extent of the mineralisation in certain areas of the proposed cutback, as well as to convert inferred resources within the designed pit into a higher category.

Currently a geotechnical study is being undertaken by SRK Perth to examine the influence that the Eastern tailing storage facility will have on the proposed Eastern wall cutback and the Damang fault on the Western wall cutback. Once the geotechnical parameters have been established a final economic evaluation will be completed during the June quarter.

Cerro Corona in Peru

All field work necessary for the completion of the Environmental Impact Study (EIS) was completed during the March quarter. This includes all of the necessary social base line studies which are an integral part of the EIS. Submittal of this document is scheduled by the end of April, reflecting the additional social work requested by the Peruvian Government.

Community relations are of significant importance and as such six workshops presenting the project to the various nearby communities were completed during the quarter with positive results.

Hatch has been selected as the prime contractor for the engineering and final design work, and were well advanced in this effort by quarter's end. It is still planned to have the project engineering completed to advanced feasibility level by the end of the June quarter. A preferred mining contractor for the project has been identified and finalisation of terms is underway.

Arctic platinum project

In October we reported that the feasibility study of this project had been temporarily delayed pending the outcome of a review to assess the impacts of lower grades in the most recent Suhanko resource models and the impacts of the dramatic increases in input costs on the back of the global commodity and resources boom, and the strong euro : US dollar exchange rate.

During the quarter the feasibility study was completed and it has been determined that, at this stage, we will not be proceeding with the development of the large scale Suhanko Project, which was the basis of the feasibility study. This project had envisaged the development of a 10mtpa open pit and on site concentrator operation, exploiting the Konttijarvi and Ahmavaara deposits. A number of factors have converged to reverse the economics of this project to the point where it is not attractive to develop in the current economic environment. The most significant factors include:

- A revision in the expected head grade to below 1.9 grams per ton 2PGE+Au against previous estimates in excess of 2 grams per ton. This revision follows extensive exploration and modelling over the last year.

- A significant increase in the capital expenditure required to bring this project to production. Previous estimates had placed the development capital slightly over €300 million (and US$300 million) at a 1:1 euro : US dollar exchange rate. The latest estimate has placed this figure at some €420 million but more importantly in excess of US$500 million. This reflects the appreciation of the euro, the currency in which the majority of the capital would be incurred, while the revenue stream would be driven in US dollars. Moreover the quantum of capital has been adversely affected by a dramatic increase in input costs, driven by higher commodity prices such as fuel, steel and copper, repricing of equipment and rapid escalation in the cost of services required to execute such projects. The advanced EIA process had also led to growth in costs associated with environmental protection.

- The global move in the base metal smelter markets further contributed to the poor near term outlook for this project. As previously reported this project was reliant on custom smelting. As the concentrate market has moved back in favour of smelters over the last year, we have seen a reduction in the level of commercial interest in the Arctic concentrates, reflected in poorer smelting terms being offered, than seen in the initial stages of the study and up until mid 2004.

- The short-term outlook for the palladium market, which metal would contribute some 35 to 40 per cent of this project's revenue, remains poor. In particular the lack of significant substitution from platinum back to palladium in petrol autocatalysis despite the ongoing pressure on platinum supply is cause for concern. The metal's inability to recover above US$200 per ounce reflects this weakness. This poor price performance is particularly concerning in the light of the persistent weakness of the US dollar not being reflected in the palladium price, suggesting that the medium term price outlook is not robust.

At this time geological work is being completed that will finalise our understanding of the higher grade potential in these deposits that has been reported previously. While this work is not yet complete, it is not anticipated that it will materially change the outlook for the development of these deposits on a large scale.

Work is also ongoing to assess the viability of a smaller scale, and higher margin starter project at Suhanko. Discussions are also being held with a small number of companies that have expressed an interest in participating in the development of this project. Permitting is planned to be completed by July 2005, along with outstanding land purchases within the mining lease application area.

Unless a significant opportunity is identified in a smaller scale, high margin project or a compelling deal is offered by a third party, Gold Fields is intent on holding this project for development at some stage in the future, when a number of the economic drivers referred to above have moved back in favour of the project. APP represents a significant field of PGM discoveries and it remains our strategy to secure and develop world class resources, albeit at appropriate timing in the global metal and currency cycles. Gold Fields has invested approximately US$90 million in this project to the end of March 2005

Exploration and corporate development

Gold Fields continued its exploration programme with drilling on five projects during the quarter.

At the Essakan project in Burkina Faso, Gold Fields, together with joint venture (JV) partner Orezone Resources Inc., continued to drill the Essakan Main Zone as part of the planned pre-feasibility study forecast to be completed during calendar 2005. An in-house team of specialists were organized during the quarter and environmental, social, engineering and resource work has begun.

An in-house resource estimate was completed during the quarter at the Mampehia prospect on the 100 per cent Gold Fields owned Bibiani project in Ghana. Although very prospective and not fully tested, Gold Fields has determined that the project does not represent a stand-alone opportunity and we have begun a formal exercise to realise value from this project. Results have been received at the 80 per cent owned Kisenge prospect in the southern DRC, resulting in the recognition of a target requiring further work at Mpokoto. At the Tembo project in Tanzania, Gold Fields has decided not to exercise its JV option on the project.

Additional air core drilling at the Central Victoria project in Australia has confirmed a 3.2 kilometre gold in bedrock anomaly on the Gold Fields 100 per cent owned Lockington tenement. The first bedrock drill test of this target will take place later this year. In China, work continued on the Fujian JV with Zijin Mining and on the Shandong JV with Sino Gold.

Gold Fields completed a private placement for C$24 million in Comaplex Minerals Corp. (TSX: "CMF") bringing its interest to 19.8 per cent. The full purchase price of this investment is included in the cash flow. Comaplex is a Canadian company developing the Meliadine project in the Nunavut province. Gold Fields will provide technical assistance to Comaplex during the upcoming summer field programme.

In early April, Gold Fields sold its interest in the Angelina project in Chile to JV partner Meridian for US$7.5 million plus a 2 per cent NSR on the majority of lands within the JV. This will be accounted for in the June quarter. At the El Callao project, a 50:50 JV with Bolivar Gold in Venezuela, RC drilling continued during the quarter.

Legal

A class action lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. A further lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants on 9 July 2004. These lawsuits allege human rights violations arising from the apartheid era.

In both cases, the plaintiffs have failed to effect service of the complaint within the time permitted under applicable law. In the event the complaints are re-filed and process is timely effected, Gold Fields will seek their dismissal on numerous grounds, including failure to state a claim in accordance with the holding of the US Supreme Court in Sosa v. Alvarez-Machain.

Harmony's hostile offer

The Board believes that the Harmony offer does not represent a fair value for Gold Fields; takes no account of the high quality of Gold Fields' asset base; does not reflect the benefits that successful international diversification has brought to Gold Fields' shareholders; and does not reflect the troubled financial and operational condition of Harmony, nor the positive operating trend that Gold Fields is experiencing.

Shareholders are advised that the Board of Gold Fields continues to oppose Harmony's hostile offer vigorously, as the Board believes:

- The hostile offer grossly undervalues Gold Fields; consists solely of Harmony's equity with no cash element; and offers no control premium to Gold Fields' shareholders;

- Harmony appear to have had great difficulty in completing their competent persons report (CPR), which has still not been published. The publication of this report is needed to provide clarity on conflicting mineral reserves announcements made by Harmony since the commencement of its hostile offer on 18 October 2004. Delivery of this document was promised by December 2004 in Harmony's offer document to the Gold Fields shareholders. On 23 March 2004, the Securities Regulation Panel urged Harmony to release the CPR as a matter of urgency.

- Harmony's management model, the so-called "Harmony Way", is flawed and unsuited for the challenges presented by Gold Fields' complex, long-life and deep level South African mining operations;

- Harmony does not appear to have the vision, management depth, or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track record of international expansion over the past decade;

- Harmony's financial position is increasingly troubled, as is evidenced by further ongoing significant consumption of cash by the Harmony operations. The Gold Fields Board believes that this is seriously impairing Harmony's balance sheet and will threaten the viability of any combined entity. At the current rand gold price over half of Harmony's production is making operating losses;

- Whilst a combination of the two companies would make the world's largest gold mining group, the losses incurred by Harmony are of such a magnitude that the Gold Fields profits would be eaten up, thus creating the world's largest loss making gold company; and

- An independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by Harmony.

On 7 April 2005, Gold Fields issued an application out of the High Court citing Harmony, as well as the Securities Regulation Panel. Gold Fields claims that the Harmony offer to acquire all of the Gold Fields shares and to merge the two entities lapsed on 18 December 2004 and is incapable of revival. The effect of the lapsing of the offer is that any acceptances by shareholders subsequent to 18 December 2005 have simultaneously lapsed and the offer is now a nullity. It is expected that this application will be heard within the next 3 weeks.

Harmony has refused, pending the hearing of the above application and should it receive Competition Authority approval, to undertake not to implement the offer. Gold Fields has, on 26 April 2005, brought a further application in which it will ask the Court to interdict any implementation of the Harmony offer pending final resolution of the above main application. The interdict application will be heard on 3 May 2005.

The public hearings before the South African Competition Tribunal on Harmony's hostile offer to acquire 100 per cent of the issued share capital of Gold Fields ("the proposed merger") is set down for 3 to 6 May 2005. The Tribunal will adjudicate whether or not the proposed merger should be approved in terms of the South African Competition Act. Gold Fields is contending that the proposed merger should be prohibited on the grounds that it will have a materially adverse effect on competition particularly the supply side, and that it will have extremely negative public interest consequences. The public interest grounds include an adverse effect on employment, communities and the mining sector.

The Board recommends that Gold Fields' shareholders and ADR holders should continue to reject the Harmony offer, should not tender their shares or ADRs, and should continue to reap the benefits of a well managed, performance focused, internationally diversified South African champion – Gold Fields.

The directors of Gold Fields accept responsibility for the information contained in the paragraphs above headed "Harmony's hostile offer" and state that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained therein is in accordance with the facts and does not omit anything likely to affect the import of such information.

Outlook

Gold production should increase marginally in the June quarter with a similar improvement in unit costs.

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2005 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied at the previous year-end.

I.D. Cockerill
Chief Executive Officer
28 April 2005

Income Statement

International Financial Reporting Standards Basis

SA Rand	Quarter			Nine months to	
(Figures are in millions unless otherwise stated)	March 2005	December 2004	March 2004	March 2005	March 2004
Revenue	2,949.7	2,945.5	3,028.3	8,600.0	8,903.6
Operating costs	2,350.7	2,341.2	2,350.8	7,027.8	7,047.3
Gold inventory change	62.1	(32.5)	22.0	(57.5)	86.4
Operating profit	536.9	636.8	655.5	1,629.7	1,769.9
Amortisation and depreciation	371.1	379.1	297.8	1,120.9	904.1
Net operating profit	165.8	257.7	357.7	508.8	865.8
Finance income/(cost)	33.6	20.4	(38.5)	86.3	28.3
- Net interest and investment income/(cost)	33.7	15.5	(4.4)	65.5	1.2
- Exchange (loss)/gain on foreign debt, net of cash	(0.1)	4.9	(34.1)	20.8	27.1
(Loss)/gain on financial instruments	(54.7)	146.7	44.2	243.7	200.1
Other (expense)/income	(7.3)	(23.9)	25.5	(35.7)	41.4
Exploration	(42.8)	(39.1)	(44.4)	(136.8)	(134.8)
Profit before tax and exceptional items	94.6	361.8	344.5	666.3	1,000.8
Exceptional (loss)/gain	(86.1)	(109.4)	20.6	(195.5)	256.5
Profit before taxation	8.5	252.4	365.1	470.8	1,257.3
Mining and income taxation	(57.2)	134.5	63.8	163.2	184.7
- Normal taxation	63.1	78.4	70.5	204.8	158.3
- Deferred taxation	(120.3)	56.1	(6.7)	(41.6)	26.4
Profit after taxation	65.7	117.9	301.3	307.6	1,072.6
Minority interest	54.5	37.6	46.8	114.0	119.5
Net earnings	11.2	80.3	254.5	193.6	953.1
Exceptional items:					
Profit on sale of investments	1.4	38.9	47.2	40.3	95.6
Harmony hostile bid	(87.5)	(82.9)	-	(170.4)	-
Sale of mineral rights	-	-	-	-	187.2
IAMGold transaction	-	(64.8)	-	(64.8)	-
Write off of mineral rights	-	-	(24.7)	-	(24.7)
Retirement of healthcare obligations	(4.8)	-	(5.0)	(4.8)	(5.0)
Other	4.8	(0.6)	3.1	4.2	3.4
Total exceptional items	(86.1)	(109.4)	20.6	(195.5)	256.5
Taxation	0.8	(3.8)	(3.4)	(3.0)	42.0
Net exceptional items after tax and minority interest	(85.3)	(113.2)	17.2	(198.5)	298.5
Net earnings per share (cents)	2	16	51	39	197
Headline earnings	9.4	45.2	220.8	156.7	634.2
Headline earnings per share (cents)	2	9	45	32	131
Diluted earnings per share (cents)	2	16	51	39	196
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	127.5	100.3	237.8	222.3	484.6
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	26	20	48	45	100
Gold sold – managed	kg	35,993	34,705	34,069	103,758	102,777
Gold price received	R/kg	81,952	84,872	88,887	82,885	86,630
Total cash costs	R/kg	64,957	64,921	67,528	65,443	67,360

Income Statement

International Financial Reporting Standards Basis

US Dollar		Quarter			Nine months to	
(Figures are in millions unless otherwise stated)		March 2005	December 2004	March 2004	March 2005	March 2004
Revenue		**495.2**	480.2	444.4	**1,400.7**	1,271.9
Operating costs		**395.1**	382.2	345.3	**1,144.6**	1,006.8
Gold inventory change		**9.8**	(5.5)	3.2	**(9.4)**	12.3
Operating profit		**90.3**	103.5	95.9	**265.5**	252.8
Amortisation and depreciation		**62.4**	61.9	43.8	**182.6**	129.2
Net operating profit		**27.9**	41.6	52.1	**82.9**	123.6
Finance income/(cost)		**5.7**	3.3	(5.3)	**14.1**	4.1
- Net interest and investment income/(cost)		**5.6**	2.5	(0.6)	**10.7**	0.2
- Exchange (loss)/gain on foreign debt, net of cash		**0.1**	0.8	(4.7)	**3.4**	3.9
(Loss)/gain on financial instruments		**(8.1)**	23.9	6.6	**39.7**	28.6
Other (expense)/income		**(1.2)**	(3.9)	3.7	**(5.8)**	5.9
Exploration		**(7.2)**	(6.5)	(6.6)	**(22.3)**	(19.3)
Profit before tax and exceptional items		**17.1**	58.4	50.5	**108.6**	142.9
Exceptional (loss)/gain		**(14.3)**	(17.5)	3.4	**(31.8)**	36.6
Profit before taxation		**2.8**	40.9	53.9	**76.8**	179.5
Mining and income taxation		**(8.7)**	21.7	9.3	**26.6**	26.4
- Normal taxation		**10.7**	12.7	10.2	**33.4**	22.6
- Deferred taxation		**(19.4)**	9.0	(0.9)	**(6.8)**	3.8
Profit after taxation		**11.5**	19.2	44.6	**50.2**	153.1
Minority interest		**9.1**	6.1	6.9	**18.6**	17.1
Net earnings		**2.4**	13.1	37.7	**31.6**	136.0
Exceptional items:						
Profit on sale of investments		**0.4**	6.2	6.9	**6.6**	13.7
Harmony hostile bid		**(14.5)**	(13.3)	-	**(27.8)**	-
Sale of mineral rights		**-**	-	-	**-**	25.2
IAMGold transaction		**(0.2)**	(10.4)	-	**(10.6)**	-
Write off of mineral rights		**-**	-	(2.0)	**-**	(2.0)
Retirement of healthcare obligations		**(0.8)**	-	(0.7)	**(0.8)**	(0.7)
Other		**0.8**	-	(0.8)	**0.8**	0.4
Total exceptional items		**(14.3)**	(17.5)	3.4	**(31.8)**	36.6
Taxation		**0.1**	(0.6)	(0.4)	**(0.5)**	6.0
Net exceptional items after tax and minority interest		**(14.2)**	(18.1)	3.0	**(32.3)**	42.6
Net earnings per share (cents)		**-**	3	7	**6**	28
Headline earnings		**1.9**	7.5	32.4	**25.5**	90.6
Headline earnings per share (cents)		**-**	2	7	**5**	19
Diluted earnings per share (cents)		**-**	3	7	**6**	28
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items		**21.0**	16.1	34.4	**36.2**	69.2
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)		**4**	3	7	**7**	14
SA rand/US dollar conversion rate		**5.95**	6.12	6.79	**6.14**	7.00
Gold sold – managed	ozs (000)	**1,157**	1,116	1,095	**3,336**	3,304
Gold price received	$/oz	**428**	431	407	**420**	385
Total cash costs	$/oz	**340**	330	309	**332**	299

Balance Sheet

International Financial Reporting Standards Basis

(Figures are in millions unless otherwise stated)	SA Rand		US Dollars	
	March 2005	June 2004	March 2005	June 2004
Mining and mineral assets	16,627.2	15,828.6	2,690.5	2,512.5
Non-current assets	351.3	331.4	56.8	52.6
Investments	1,017.2	801.2	164.6	127.2
Current assets	5,280.0	6,241.9	854.3	990.8
- Other current assets	2,349.2	2,107.4	380.1	334.5
- Cash and deposits	2,930.8	4,134.5	474.2	656.3
Total assets	23,275.7	23,203.1	3,766.2	3,683.1
Shareholders' equity	15,114.5	14,949.3	2,445.7	2,372.9
Minority interest	815.1	662.9	131.9	105.2
Deferred taxation	3,316.4	3,336.1	536.6	529.5
Long-term loans	1,213.4	1,428.6	196.3	226.8
Environmental rehabilitation provisions	769.9	715.4	124.6	113.6
Post-retirement heathcare provisions	22.6	58.1	3.7	9.2
Current liabilities	2,023.8	2,052.7	327.4	325.9
- Other current liabilities	1,736.3	1,846.0	280.9	293.1
- Current portion of long-term loans	287.5	206.7	46.5	32.8
Total equity and liabilities	23,275.7	23,203.1	3,766.2	3,683.1
S.A. Rand/US dollar conversion rate			6.18	6.30
S.A. Rand/Australian dollar conversion rate			4.78	4.41

Statement of changes in equity

International Financial Reporting Standards Basis

(Figures are in millions unless otherwise stated)	SA Rand		US Dollars	
	March 2005	March 2004	March 2005	March 2004
Balance as at the beginning of the financial year	14,949.3	11,295.5	2,372.9	1,450.0
Currency translation adjustment and other	182.9	(466.4)	74.0	231.4
Issue of share capital	0.4	9.5	0.1	1.4
Increase of share premium	21.7	1,562.9	3.5	223.3
Equity component of Mvela loan	-	3,130.2	-	447.2
Marked to market valuation of listed investments	111.0	35.0	18.1	5.0
Dividends	(344.4)	(669.1)	(54.5)	(63.2)
Net earnings	193.6	953.1	31.6	136.0
Balance as at the end of March	15,114.5	15,850.7	2,445.7	2,431.1

Reconciliation of headline earnings with net earnings

(Figures are in millions unless otherwise stated)	SA Rand			US Dollars		
	March 2005	December 2004	March 2004	March 2005	December 2004	March 2004
Net earnings/(loss)	11.2	80.3	254.5	2.4	13.1	37.7
Profit on sale of investments	(1.4)	(38.9)	(47.2)	(0.4)	(6.4)	(9.1)
Taxation effect of profit on sale of investments	0.2	4.0	13.5	-	0.8	3.8
Profit on sundry asset sales	(0.6)	-	-	(0.1)	-	-
Other after tax adjustments	-	(0.2)	-	-	-	-
Headline earnings	9.4	45.2	220.8	1.9	7.5	32.4
Headline earnings per share (cents) Based on headline earnings as given above divided by 492,144,121 (December 2004 - 491,907,010 and March 2004 - 491,254,653) being the weighted average number of ordinary shares in issue	2	9	45	-	2	7

Cash Flow Statements

International Financial Reporting Standards Basis

SA Rand	Quarter				Nine months to	
(Figures are in millions unless otherwise stated)	**March 2005**	December 2004	March 2004		**March 2005**	March 2004
Cash flow from operating activities	**653.2**	233.4	527.7		**1,084.2**	1,236.0
Profit before tax and exceptional items	**94.6**	361.8	344.5		**666.3**	1,000.8
Exceptional items	**(86.1)**	(109.4)	20.6		**(195.5)**	256.5
Amortisation and depreciation	**371.1**	379.1	297.8		**1,120.9**	904.1
Change in working capital	**266.0**	(162.4)	94.3		**(79.3)**	(31.4)
Taxation paid	**(40.9)**	(69.3)	(119.2)		**(161.6)**	(473.2)
Other non-cash items	**48.5**	(166.4)	(110.3)		**(266.6)**	(420.8)
Dividends paid	**(146.5)**	-	(196.7)		**(407.5)**	(669.1)
Ordinary shareholders	**(147.7)**	-	(196.7)		**(344.4)**	(669.1)
Minority shareholders in subsidiaries	**1.2**	-	-		**(63.1)**	-
Cash utilised in investing activities	**(595.1)**	(425.4)	(654.5)		**(1,796.4)**	(2,067.8)
Capital expenditure – additions	**(439.7)**	(527.6)	(748.8)		**(1,722.0)**	(1,963.5)
Capital expenditure – proceeds on disposal	**-**	37.1	326.6		**40.1**	412.6
Purchase of investments	**(129.8)**	(20.7)	(342.8)		**(171.3)**	(680.4)
Proceeds on the disposal of investments	**5.6**	88.4	130.1		**96.2**	201.9
Environmental and post-retirement heathcare payments	**(31.2)**	(2.6)	(19.6)		**(39.4)**	(38.4)
Cash flow from financing activities	**(125.9)**	24.9	4,007.8		**(56.9)**	5,353.2
Equity portion of Mvela loan	**-**	-	2,453.6		**-**	2,453.6
Debt portion of Mvela loan	**-**	-	1,653.4			1,653.4
Loans received	**-**	16.8	-		**16.8**	-
Loans repaid	**(132.7)**	-	(100.1)		**(206.7)**	(293.9)
Minority shareholder's loan received/(repaid)	**-**	-	-		**110.9**	28.1
Shares issued	**6.8**	8.1	0.9		**22.1**	1,512.0
Net cash (outflow)/inflow	**(214.3)**	(167.1)	3,684.3		**(1,176.6)**	3,852.3
Translation adjustment	**167.6**	(264.1)	(87.4)		**(27.1)**	(192.2)
Cash at beginning of period	**2,977.5**	3,408.7	1,104.0		**4,134.5**	1,040.8
Cash at end of period	**2,930.8**	2,977.5	4,700.9		**2,930.8**	4,700.9

US Dollar	Quarter				Nine months to	
(Figures are in millions unless otherwise stated)	**March 2005**	December 2004	March 2004		**March 2005**	March 2004
Cash flow from operating activities	**106.2**	40.4	76.8		**177.2**	176.5
Profit before tax and exceptional items	**17.1**	58.4	50.5		**108.6**	142.9
Exceptional items	**(14.3)**	(17.5)	3.4		**(31.8)**	36.6
Amortisation and depreciation	**62.4**	61.9	43.8		**182.6**	129.2
Change in working capital	**42.4**	(26.5)	13.2		**(12.9)**	(4.5)
Taxation paid	**(8.4)**	(8.9)	(17.7)		**(25.9)**	(67.6)
Other non-cash items	**7.0**	(27.0)	(16.4)		**(43.4)**	(60.1)
Dividends paid	**(25.1)**	-	(29.4)		**(64.6)**	(92.6)
Ordinary shareholders	**(25.1)**	-	(29.4)		**(54.5)**	(92.6)
Minority shareholders in subsidiaries	**-**	-	-		**(10.1)**	-
Cash utilised in investing activities	**(100.0)**	(70.5)	(96.5)		**(292.6)**	(295.5)
Capital expenditure – additions	**(75.0)**	(86.8)	(109.4)		**(280.5)**	(280.5)
Capital expenditure – proceeds on disposal	**0.1**	5.9	46.8		**6.5**	58.9
Purchase of investments	**(21.2)**	(3.4)	(49.7)		**(27.9)**	(97.2)
Proceeds on the disposal of investments	**1.2**	14.2	18.7		**15.7**	28.8
Environmental and post-retirement heathcare payments	**(5.1)**	(0.4)	(2.9)		**(6.4)**	(5.5)
Cash flow from financing activities	**(21.0)**	4.1	576.3		**(10.3)**	766.0
Equity portion of Mvela loan	**-**	-	350.5		**-**	350.5
Debt portion of Mvela loan	**-**	-	236.2		**-**	236.2
Loans received	**-**	2.7	-		**2.7**	-
Loans repaid	**(22.1)**	-	(13.7)		**(33.7)**	(40.7)
Minority shareholder's loan received/(repaid)	**-**	-	0.1		**17.1**	4.0
Shares issued	**1.1**	1.4	3.2		**3.6**	216.0
Net cash (outflow)/inflow	**(39.9)**	(26.0)	527.2		**(190.3)**	554.4
Translation adjustment	**(8.3)**	24.0	33.1		**8.2**	33.0
Cash at beginning of period	**522.4**	524.4	160.7		**656.3**	133.6
Cash at end of period	**474.2**	522.4	721.0		**474.2**	721.0

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$93.0 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
30 June 2005	14.3
30 September 2005	14.0
30 December 2005	13.6
31 March 2006	13.3
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	93.0

The call options purchased at a cost of US$8.3 million are detailed below:

US Dollars / Australian Dollars				
Year ended 30 June	2005	2006	2007	TOTAL
Australian dollar call options:				
Amount (US dollars) -000's	25,000	100,000	75,000	200,000
Average strike price -(US$/A$)	0.7670	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$6.2 million. This was based on an exchange rate of A$/US$ 0.7735. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand				
Year ended 30 June	2005	2006	2007	TOTAL
Forward purchases:				
Amount (US Dollars) -000's	30,000	-	-	30,000
Average rate -(ZAR/US$)	5.9611	-	-	5.9611

The marked to market value of all transactions making up the positions in the above table was a positive R8.3 million (US$1.3 million). The value was based on an exchange rate of ZAR/US$6.18 and the prevailing interest rates and volatilities at the time. Maturity date is 3 June 2005.

Interest rate swap

In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the five-year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting a fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA is now exposed to the three- month Jibar rate plus a margin of 1.025%. The Jibar rate for the current quarter was fixed at 7.55%.

For accounting purposes the Mvela loan was split into a debt component and an equity component and accordingly the net present value of future interest payments (R1,654 million) was classified as debt, while the balance (R2,454 million) was categorised as equity. The marked to market value of the swap at the end of March 2005 was a positive R164 million. Of this, R133 million was accounted for in the income statement and the balance of R31 million has been hedge accounted and credited to the debt portion of the loan. As the marked to market value at the end of June 2004 was a negative R104 million, this translates into a positive movement of R268 million for the nine months to date, of which R54 million has been credited to the debt portion of the loan and the balance of R214 million has been taken to the income statement. Of the R214 million, R287 million was accounted for in the first half of the year, leaving a negative R73 million which was accounted for in the March quarter. In addition, the settlement gain on the swap for the March quarter was R22 million of which R15 million was taken to the income statement and R7 million credited to the debt portion of the loan. A further settlement gain of R21 million has been locked in for the three-month period to the end of June 2005. Including this gain, the settlement gain up until the end of June amounts to R97 million.

Total Cash Costs
Gold Institute Industry Standard

(All figures are in Rand millions unless otherwise stated)		Total Mine Operations	SA Operations				International Operations				
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia#	
								Tarkwa	Damang	St Ives	Agnew
Operating costs [1]	March 2005	2,350.7	1,649.1	613.9	633.7	401.5	701.6	246.4	99.4	285.6	70.2
	December 2004	2,341.2	1,687.4	625.1	649.4	412.9	653.8	226.4	91.0	261.0	75.4
	Financial year to date	7,027.8	5,000.2	1,860.9	1,919.1	1,220.2	2,027.6	690.2	287.3	836.7	213.4
Gold-in-process and	March 2005	51.5	-	-	-	-	51.5	3.1	9.8	36.0	2.6
inventory change*	December 2004	(23.0)	-	-	-	-	(23.0)	5.6	(1.2)	(31.0)	3.6
	Financial year to date	(39.1)	-	-	-	-	(39.1)	(11.9)	14.3	(49.9)	8.4
Less: Rehabilitation costs	March 2005	10.9	9.8	2.8	5.4	1.6	1.1	0.2	-	0.5	0.4
	December 2004	11.3	9.9	2.8	5.5	1.6	1.4	0.1	0.3	0.4	0.6
	Financial year to date	33.2	29.4	8.4	16.2	4.8	3.8	0.5	0.6	1.3	1.4
Production taxes	March 2005	7.7	7.7	3.1	3.3	1.3	-	-	-	-	-
	December 2004	7.6	7.6	0.7	4.2	2.7	-	-	-	-	-
	Financial year to date	23.7	23.7	6.3	12.2	5.2	-	-	-	-	-
General and admin	March 2005	85.0	55.5	22.1	20.5	12.9	29.5	14.3	2.4	10.3	2.5
	December 2004	82.7	53.1	21.7	18.8	12.6	29.6	14.7	2.9	9.5	2.5
	Financial year to date	252.3	167.0	68.4	60.6	38.0	85.3	38.7	8.2	30.4	8.0
Cash operating costs	March 2005	2,298.6	1,576.1	585.9	604.5	385.7	722.5	235.0	106.8	310.8	69.9
	December 2004	2,216.6	1,616.8	599.9	620.9	396.0	599.8	217.2	86.6	220.1	75.9
	Financial year to date	6,679.5	4,780.1	1,777.8	1,830.1	1,172.2	1,899.4	639.1	292.8	755.1	212.4
Plus: Production taxes	March 2005	7.7	7.7	3.1	3.3	1.3	-	-	-	-	-
	December 2004	7.6	7.6	0.7	4.2	2.7	-	-	-	-	-
	Financial year to date	23.7	23.7	6.3	12.2	5.2	-	-	-	-	-
Royalties	March 2005	31.7	-	-	-	-	31.7	14.2	4.1	10.1	3.3
	December 2004	28.9	-	-	-	-	28.9	13.4	5.3	7.0	3.2
	Financial year to date	86.9	-	-	-	-	86.9	37.2	14.7	25.6	9.4
TOTAL CASH COSTS [2]	March 2005	2,338.0	1,583.8	589.0	607.8	387.0	754.2	249.2	110.9	320.9	73.2
	December 2004	2,253.1	1,624.4	600.6	625.1	398.7	628.7	230.6	91.9	227.1	79.1
	Financial year to date	6,790.1	4,803.8	1,784.1	1,842.3	1,177.4	1,986.3	676.3	307.5	780.7	221.8
Plus: Amortisation*	March 2005	356.7	169.1	62.2	85.0	21.9	187.6	67.4	6.5	113.7	
	December 2004	343.8	173.3	58.4	92.3	22.6	170.5	62.3	9.2	99.0	
	Financial year to date	1,025.6	509.4	179.0	264.3	66.1	516.2	172.4	25.9	317.9	
Rehabilitation	March 2005	10.9	9.8	2.8	5.4	1.6	1.1	0.2	-	0.9	
	December 2004	11.3	9.9	2.8	5.5	1.6	1.4	0.1	0.3	1.0	
	Financial year to date	33.2	29.4	8.4	16.2	4.8	3.8	0.5	0.6	2.7	
TOTAL PRODUCTION COSTS [3]	March 2005	2,705.6	1,762.7	654.0	698.2	410.5	942.9	316.8	117.4	508.7	
	December 2004	2,608.2	1,807.6	661.8	722.9	422.9	800.6	293.0	101.4	406.2	
	Financial year to date	7,848.9	5,342.6	1,971.5	2,122.8	1,248.3	2,506.3	849.2	334.0	1,323.1	
Gold sold – thousand ounces	March 2005	1,157.2	711.4	293.5	264.4	153.5	445.8	185.0	53.9	154.1	52.8
	December 2004	1,115.8	725.9	287.7	280.6	157.6	389.9	167.9	66.5	106.6	49.0
	Financial year to date	3,335.9	2,137.4	864.7	811.6	461.1	1,198.5	477.7	189.4	383.9	147.4
TOTAL CASH COSTS	March 2005	340	374	337	386	424	284	226	346	350	233
– US$/oz	December 2004	330	366	341	364	413	263	224	226	348	264
	Financial year to date	332	366	336	370	416	270	231	264	331	245
TOTAL PRODUCTION COSTS	March 2005	393	416	374	444	449	355	288	366	413	
- US$/oz	December 2004	382	407	376	421	439	335	285	249	427	
	Financial year to date	383	407	371	426	441	341	290	287	406	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates are US$1 = R5.95 and US$1 = R6.12 for the March 2005 and December 2004 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and Financial Results

SA Rand		Total Mine Operations	SA Operations Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	March 2005	12,789	3,983	1,760	1,219	1,004
	December 2004	11,823	4,013	1,647	1,275	1,091
	Financial year to date	35,655	11,975	4,951	3,753	3,271
Yield (grams per ton)	March 2005	2.8	5.6	5.2	6.7	4.8
	December 2004	2.9	5.6	5.4	6.8	4.5
	Financial year to date	2.9	5.6	5.4	6.7	4.4
Gold produced (kilograms)	March 2005	35,993	22,126	9,129	8,223	4,774
	December 2004	34,705	22,577	8,949	8,727	4,901
	Financial year to date	103,758	66,482	26,896	25,243	14,343
Gold sold (kilograms)	March 2005	35,993	22,126	9,129	8,223	4,774
	December 2004	34,705	22,577	8,949	8,727	4,901
	Financial year to date	103,758	66,482	26,896	25,243	14,343
Gold price received (Rand per kilogram)	March 2005	81,952	82,026	81,816	81,990	82,488
	December 2004	84,872	84,657	84,926	84,531	84,391
	Financial year to date	82,885	82,883	82,823	82,787	83,163
Total cash costs (Rand per kilogram)	March 2005	64,957	71,581	64,520	73,915	81,064
	December 2004	64,921	71,949	67,114	71,628	81,351
	Financial year to date	65,443	72,257	66,333	72,983	82,089
Total production costs (Rand per kilogram)	March 2005	75,170	79,666	71,640	84,908	85,987
	December 2004	75,153	80,064	73,952	82,835	86,289
	Financial year to date	75,646	80,362	73,301	84,095	87,032
Operating costs (Rand per ton)	March 2005	184	414	349	520	400
	December 2004	198	420	380	509	378
	Financial year to date	197	418	376	511	373
Financial Results (Rand million)						
Revenue	March 2005	2,949.7	1,814.9	746.9	674.2	393.8
	December 2004	2,945.5	1,911.3	760.0	737.7	413.6
	Financial year to date	8,600.0	5,510.2	2,227.6	2,089.8	1,192.8
Operating costs	March 2005	2,350.7	1,649.1	613.9	633.7	401.5
	December 2004	2,341.2	1,687.4	625.1	649.4	412.9
	Financial year to date	7,027.8	5,000.2	1,860.9	1,919.1	1,220.2
Gold inventory change	March 2005	62.1	-	-	-	-
	December 2004	(32.5)	-	-	-	-
	Financial year to date	(57.5)	-	-	-	-
Operating profit	March 2005	536.9	165.8	133.0	40.5	(7.7)
	December 2004	636.8	223.9	134.9	88.3	0.7
	Financial year to date	1,629.7	510.0	366.7	170.7	(27.4)
Amortisation of mining assets	March 2005	346.1	169.1	62.2	85.0	21.9
	December 2004	353.3	173.3	58.4	92.3	22.6
	Financial year to date	1,044.0	509.4	179.0	264.3	66.1
Net operating profit	March 2005	190.8	(3.3)	70.8	(44.5)	(29.6)
	December 2004	283.5	50.6	76.5	(4.0)	(21.9)
	Financial year to date	585.7	0.6	187.7	(93.6)	(93.5)
Other income/(expense)	March 2005	(111.1)	(124.3)	(33.1)	(38.5)	(52.7)
	December 2004	105.4	72.4	24.4	28.4	19.6
	Financial year to date	82.9	29.3	17.7	19.2	(7.6)
Profit before taxation	March 2005	79.7	(127.6)	37.7	(83.0)	(82.3)
	December 2004	388.9	123.0	100.9	24.4	(2.3)
	Financial year to date	668.6	29.9	205.4	(74.4)	(101.1)
Mining and income taxation	March 2005	(73.8)	(82.9)	(13.6)	(37.8)	(31.5)
	December 2004	125.5	11.8	10.9	1.4	(0.5)
	Financial year to date	118.3	(76.1)	14.2	(52.1)	(38.2)
- Normal taxation	March 2005	34.1	-	-	-	-
	December 2004	60.3	-	-	-	-
	Financial year to date	131.7	-	-	-	-
- Deferred taxation	March 2005	(107.9)	(82.9)	(13.6)	(37.8)	(31.5)
	December 2004	65.2	11.8	10.9	1.4	(0.5)
	Financial year to date	(13.4)	(76.1)	14.2	(52.1)	(38.2)
Net profit	March 2005	153.5	(44.7)	51.3	(45.2)	(50.8)
	December 2004	263.4	111.2	90.0	23.0	(1.8)
	Financial year to date	550.3	106.0	191.2	(22.3)	(62.9)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	March 2005	193.3	(0.9)	64.7	(30.2)	(35.4)
	December 2004	157.9	26.9	64.1	(5.8)	(31.4)
	Financial year to date	394.7	(22.4)	151.7	(66.1)	(108.0)
Capital expenditure (Rand million)	March 2005	378.1	150.2	36.9	60.5	52.8
	December 2004	499.0	163.1	41.7	63.2	58.2
	Financial year to date	1,599.2	461.1	109.3	182.2	169.6
	Planned for next six months to September 2005	773.4	323.6	126.1	96.8	100.7

Operating and Financial Results

SA Rand	International Operations				
	Total	Ghana		Australia #	
		Tarkwa	Damang	St Ives	Agnew
Operating Results					
Ore milled/treated (000 tons) March 2005	8,806	5,228	1,257	2,026	295
December 2004	7,810	4,919	1,354	1,255	282
Financial year to date	23,680	14,238	3,953	4,635	854
Yield (grams per ton) March 2005	1.6	1.1	1.3	2.4	5.6
December 2004	1.6	1.1	1.5	2.6	5.4
Financial year to date	1.6	1.0	1.5	2.6	5.4
Gold produced (kilograms) March 2005	13,867	5,755	1,677	4,794	1,641
December 2004	12,128	5,221	2,067	3,316	1,524
Financial year to date	37,276	14,858	5,892	11,941	4,585
Gold sold (kilograms) March 2005	13,867	5,755	1,677	4,794	1,641
December 2004	12,128	5,221	2,067	3,316	1,524
Financial year to date	37,276	14,858	5,892	11,941	4,585
Gold price received (Rand per kilogram) March 2005	81,835	82,276	81,276	81,539	81,718
December 2004	85,274	85,980	85,148	84,620	84,449
Financial year to date	82,890	83,490	82,739	82,380	82,465
Total cash costs (Rand per kilogram) March 2005	54,388	43,301	66,130	66,938	44,607
December 2004	51,839	44,168	44,461	68,486	51,903
Financial year to date	53,286	45,518	52,189	65,380	48,375
Total production costs (Rand per kilogram) March 2005	67,996	55,048	70,006	79,052	
December 2004	66,013	56,120	49,057	83,926	
Financial year to date	67,236	57,154	56,687	80,062	
Operating costs (Rand per ton) March 2005	80	47	79	141	238
December 2004	84	46	67	208	267
Financial year to date	86	48	73	181	250
Financial Results (Rand million)					
Revenue March 2005	1,134.8	473.5	136.3	390.9	134.1
December 2004	1,034.2	448.9	176.0	280.6	128.7
Financial year to date	3,089.8	1,240.5	487.5	983.7	378.1
Operating costs March 2005	701.6	246.4	99.4	285.6	70.2
December 2004	653.8	226.4	91.0	261.0	75.4
Financial year to date	2,027.6	690.2	287.3	836.7	213.4
Gold inventory change March 2005	62.1	2.8	10.0	45.3	4.0
December 2004	(32.5)	3.7	(1.4)	(39.4)	4.6
Financial year to date	(57.5)	(13.5)	14.3	(70.0)	11.7
Operating profit March 2005	371.1	224.3	26.9	60.0	59.9
December 2004	412.9	218.8	86.4	59.0	48.7
Financial year to date	1,119.7	563.8	185.9	217.0	153.0
Amortisation of mining assets March 2005	177.0	67.7	6.3	103.0	
December 2004	180.0	64.2	9.4	106.4	
Financial year to date	534.6	174.0	25.9	334.7	
Net operating profit March 2005	194.1	156.6	20.6	16.9	
December 2004	232.9	154.6	77.0	1.3	
Financial year to date	585.1	389.8	160.0	35.3	
Other income/(expense) March 2005	13.2	4.1	1.5	7.6	
December 2004	33.0	2.5	0.3	30.2	
Financial year to date	53.6	9.1	1.9	42.6	
Profit before taxation March 2005	207.3	160.7	22.1	24.5	
December 2004	265.9	157.1	77.3	31.5	
Financial year to date	638.7	398.9	161.9	77.9	
Mining and income taxation March 2005	9.1	(10.5)	2.9	16.7	
December 2004	113.7	64.0	33.0	16.7	
Financial year to date	194.4	88.0	58.5	47.9	
- Normal taxation March 2005	34.1	15.9	4.8	13.4	
December 2004	60.3	17.1	33.0	10.2	
Financial year to date	131.7	44.3	52.4	35.0	
- Deferred taxation March 2005	(25.0)	(26.4)	(1.9)	3.3	
December 2004	53.4	46.9	-	6.5	
Financial year to date	62.7	43.7	6.1	12.9	
Net profit March 2005	198.2	171.2	19.2	7.8	
December 2004	152.2	93.1	44.3	14.8	
Financial year to date	444.3	310.9	103.4	30.0	
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items March 2005	194.2	171.2	19.2	3.8	
December 2004	131.0	93.1	44.3	(6.4)	
Financial year to date	417.1	310.9	103.4	2.8	
Capital expenditure (Rand million) March 2005	227.9	56.9	19.6	71.6	79.8
December 2004	335.9	118.4	19.2	148.1	50.2
Financial year to date	1,138.1	368.9	49.2	550.0	170.0
Planned for next six months to September 2005	449.8	180.9	47.0	142.6	79.3

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and Financial Results

US Dollars		Total Mine Operations	SA Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	March 2005	12,789	3,983	1,760	1,219	1,004
	December 2004	11,823	4,013	1,647	1,275	1,091
	Financial year to date	35,655	11,975	4,951	3,753	3,271
Yield (ounces per ton)	March 2005	0.090	0.179	0.167	0.217	0.153
	December 2004	0.094	0.181	0.175	0.220	0.144
	Financial year to date	0.094	0.178	0.175	0.216	0.141
Gold produced (000 ounces)	March 2005	1,157.2	711.4	293.5	264.4	153.5
	December 2004	1,115.8	725.9	287.7	280.6	157.6
	Financial year to date	3,335.9	2,137.4	864.7	811.6	461.1
Gold sold (000 ounces)	March 2005	1,157.2	711.4	293.5	264.4	153.5
	December 2004	1,115.8	725.9	287.7	280.6	157.6
	Financial year to date	3,335.9	2,137.4	864.7	811.6	461.1
Gold price received (dollars per ounce)	March 2005	428	429	428	429	431
	December 2004	431	430	432	430	429
	Financial year to date	420	420	420	419	421
Total cash costs (dollars per ounce)	March 2005	340	374	337	386	424
	December 2004	330	366	341	364	413
	Financial year to date	332	366	336	370	416
Total production costs (dollars per ounce)	March 2005	393	416	374	444	449
	December 2004	382	407	376	421	439
	Financial year to date	383	407	371	426	441
Operating costs (dollars per ton)	March 2005	31	70	59	87	67
	December 2004	32	69	62	83	62
	Financial year to date	32	68	61	83	61
Financial Results ($ million)						
Revenue	March 2005	495.2	305.2	125.5	113.5	66.2
	December 2004	480.2	311.7	124.0	120.3	67.4
	Financial year to date	1,400.7	897.4	362.8	340.4	194.3
Operating costs	March 2005	395.1	277.3	103.2	106.6	67.5
	December 2004	382.2	275.4	102.1	106.0	67.4
	Financial year to date	1,144.6	814.4	303.1	312.6	198.7
Gold inventory change	March 2005	9.8	-	-	-	-
	December 2004	(5.5)	-	-	-	-
	Financial year to date	(9.4)	-	-	-	-
Operating profit	March 2005	90.3	27.9	22.3	6.9	(1.3)
	December 2004	103.5	36.2	21.9	14.3	0.1
	Financial year to date	265.5	83.1	59.7	27.8	(4.5)
Amortisation of mining assets	March 2005	58.2	28.4	10.4	14.3	3.7
	December 2004	57.7	28.3	9.5	15.1	3.7
	Financial year to date	170.0	83.0	29.2	43.0	10.8
Net operating profit	March 2005	32.1	(0.5)	11.8	(7.4)	(5.0)
	December 2004	45.8	8.0	12.4	(0.8)	(3.6)
	Financial year to date	95.4	0.1	30.6	(15.2)	(15.2)
Other income/(expenses)	March 2005	(17.6)	(19.8)	(5.3)	(6.1)	(8.5)
	December 2004	17.2	11.8	4.0	4.6	3.2
	Financial year to date	13.5	4.8	2.9	3.1	(1.2)
Profit before taxation	March 2005	14.5	(20.4)	6.6	(13.5)	(13.5)
	December 2004	62.9	19.8	16.4	3.9	(0.4)
	Financial year to date	108.9	4.9	33.5	(12.1)	(16.5)
Mining and income taxation	March 2005	(11.5)	(13.5)	(2.1)	(6.2)	(5.1)
	December 2004	20.3	1.9	1.8	0.2	(0.1)
	Financial year to date	19.3	(12.4)	2.3	(8.5)	(6.2)
- Normal taxation	March 2005	5.8	-	-	-	-
	December 2004	9.8	-	-	-	-
	Financial year to date	21.4	-	-	-	-
- Deferred taxation	March 2005	(17.3)	(13.5)	(2.1)	(6.2)	(5.1)
	December 2004	10.5	1.9	1.8	0.2	(0.1)
	Financial year to date	(2.2)	(12.4)	2.3	(8.5)	(6.2)
Net profit	March 2005	26.0	(6.9)	8.7	(7.3)	(8.3)
	December 2004	42.6	17.9	14.6	3.7	(0.3)
	Financial year to date	89.6	17.3	31.1	(3.6)	(10.2)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	March 2005	32.1	(0.2)	10.8	(5.0)	(6.0)
	December 2004	25.4	4.2	10.3	(1.0)	(5.2)
	Financial year to date	64.3	(3.6)	24.7	(10.8)	(17.6)
Capital expenditure ($ million)	March 2005	64.8	25.3	6.2	10.2	8.9
	December 2004	82.2	26.6	6.8	10.3	9.5
	Financial year to date	260.5	75.1	17.8	29.7	27.6
Planned for next six months to September 2005		125.1	52.4	20.4	15.7	16.3

Average exchange rates are US$1 = R5.95 and US$1 = R6.12 for the March 2005 and December 2004 quarters respectively.
Figures may not add as they are rounded independently.

Operating and Financial Results

US Dollars		International Operations					Australian Dollars	
		Total	Ghana		Australia #		Australia #	
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	March 2005	8,806	5,228	1,257	2,026	295	2,026	295
	December 2004	7,810	4,919	1,354	1,255	282	1,255	282
	Financial year to date	23,680	14,238	3,953	4,635	854	4,635	854
Yield (ounces per ton)	March 2005	0.051	0.035	0.043	0.076	0.179	0.076	0.179
	December 2004	0.050	0.034	0.049	0.085	0.174	0.085	0.174
	Financial year to date	0.051	0.034	0.048	0.083	0.173	0.083	0.173
Gold produced (000 ounces)	March 2005	445.8	185.0	53.9	154.1	52.8	154.1	52.8
	December 2004	389.9	167.9	66.5	106.6	49.0	106.6	49.0
	Financial year to date	1,198.5	477.7	189.4	383.9	147.4	383.9	147.4
Gold sold (000 ounces)	March 2005	445.8	185.0	53.9	154.1	52.8	154.1	52.8
	December 2004	389.9	167.9	66.5	106.6	49.0	106.6	49.0
	Financial year to date	1,198.5	477.7	189.4	383.9	147.4	383.9	147.4
Gold price received (dollars per ounce)	March 2005	428	430	425	426	427	549	550
	December 2004	433	437	433	430	429	572	571
	Financial year to date	420	423	419	417	418	559	560
Total cash costs (dollars per ounce)	March 2005	284	226	346	350	233	451	300
	December 2004	263	224	226	348	264	463	351
	Financial year to date	270	231	264	331	245	444	329
Total production costs (dollars per ounce)	March 2005	355	288	366	413		532	
	December 2004	335	285	249	427		567	
	Financial year to date	341	290	287	406		544	
Operating costs (dollars per ton)	March 2005	13	8	13	24	40	31	52
	December 2004	14	8	11	34	44	45	58
	Financial year to date	14	8	12	29	41	39	55
Financial Results ($ million)								
Revenue	March 2005	189.9	79.1	23.1	65.2	22.5	84.5	28.9
	December 2004	168.5	72.9	28.7	45.9	21.0	60.9	28.0
	Financial year to date	503.2	202.0	79.4	160.2	61.6	214.8	82.6
Operating costs	March 2005	117.7	41.3	16.7	48.0	11.8	61.6	15.1
	December 2004	106.8	36.9	14.9	42.7	12.3	56.7	16.4
	Financial year to date	330.2	112.4	46.8	136.3	34.8	182.7	46.6
Gold inventory change	March 2005	9.8	0.4	1.6	7.1	0.7	10.1	0.9
	December 2004	(5.5)	0.5	(0.2)	(6.5)	0.7	(8.5)	1.0
	Financial year to date	(9.4)	(2.2)	2.3	(11.4)	1.9	(15.3)	2.6
Operating profit	March 2005	62.4	37.4	4.8	10.2	10.0	12.9	12.9
	December 2004	67.2	35.4	14.1	9.8	7.9	12.7	10.6
	Financial year to date	182.4	91.8	30.3	35.3	24.9	47.4	33.4
Amortisation of mining assets	March 2005	29.8	11.3	1.1	17.4		22.2	
	December 2004	29.4	10.4	1.5	17.4		23.1	
	Financial year to date	87.1	28.3	4.2	54.5		73.1	
Net operating profit	March 2005	32.6	26.1	3.7	2.8		3.7	
	December 2004	37.8	25.0	12.5	0.3		0.2	
	Financial year to date	95.3	63.5	26.1	5.7		7.7	
Other income/(expenses)	March 2005	2.3	0.7	0.2	1.3		1.6	
	December 2004	5.3	0.4	-	4.9		6.6	
	Financial year to date	8.7	1.5	0.3	6.9		9.3	
Profit before taxation	March 2005	34.9	26.8	4.0	4.1		5.3	
	December 2004	43.1	25.4	12.6	5.1		6.9	
	Financial year to date	104.0	65.0	26.4	12.7		17.0	
Mining and income taxation	March 2005	2.0	(1.5)	0.6	2.8		3.6	
	December 2004	18.4	10.4	5.4	2.7		3.6	
	Financial year to date	31.7	14.3	9.5	7.8		10.5	
- Normal taxation	March 2005	5.8	2.7	0.9	2.2		2.9	
	December 2004	9.8	2.8	5.3	1.7		2.2	
	Financial year to date	21.4	7.2	8.5	5.7		7.6	
- Deferred taxation	March 2005	(3.8)	(4.1)	(0.3)	0.6		0.7	
	December 2004	8.7	7.6	-	1.1		1.4	
	Financial year to date	10.2	7.1	1.0	2.1		2.8	
Net profit	March 2005	32.9	28.2	3.3	1.3		1.7	
	December 2004	24.7	15.1	7.2	2.4		3.2	
	Financial year to date	72.4	50.6	16.8	4.9		6.6	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	March 2005	32.3	28.2	3.3	0.7		0.8	
	December 2004	21.2	15.1	7.2	(1.1)		(1.4)	
	Financial year to date	67.9	50.6	16.8	0.5		0.6	
Capital expenditure ($ million)	March 2005	39.5	10.1	3.3	12.9	13.2	14.9	17.3
	December 2004	55.6	19.6	3.1	24.7	8.2	31.7	10.9
	Financial year to date	185.4	60.1	8.0	89.6	27.7	120.1	37.1
Planned for next six months to September 2005		72.8	29.3	7.6	23.1	12.8	29.8	16.6

Average exchange rates are US$1 = R5.95 and US$1 = R6.12 for the March 2005 and December 2004 quarters respectively. The Australian exchange rates were A$1 = R4.62 and A$1 = R4.60 for the March 2005 and December 2004 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and Surface
SA Rand and Metric Units

Operating Results		Total Mine Operations	SA Operations Total	Driefontein	Kloof	Beatrix	International Total	Ghana Tarkwa	Ghana Damang	Australia St Ives	Australia Agnew
Ore milled / treated (000 ton)											
- underground	March 2005	3,376	2,637	914	826	897	739	-	-	620	119
	December 2004	3,569	2,891	952	923	1,016	678	-	-	538	140
	Financial year to date	10,431	8,397	2,816	2,639	2,942	2,034	-	-	1,642	392
- surface	March 2005	9,413	1,346	846	393	107	8,067	5,228	1,257	1,406	176
	December 2004	8,254	1,122	695	352	75	7,132	4,919	1,354	717	142
	Financial year to date	25,224	3,578	2,135	1,114	329	21,646	14,238	3,953	2,993	462
- total	March 2005	12,789	3,983	1,760	1,219	1,004	8,806	5,228	1,257	2,026	295
	December 2004	11,823	4,013	1,647	1,275	1,091	7,810	4,919	1,354	1,255	282
	Financial year to date	35,655	11,975	4,951	3,753	3,271	23,680	14,238	3,953	4,635	854
Yield (grams per ton)											
- underground	March 2005	7.4	7.9	8.9	9.7	5.2	5.6	-	-	4.6	10.7
	December 2004	7.0	7.2	8.1	9.2	4.7	5.8	-	-	4.9	9.6
	Financial year to date	7.1	7.4	8.4	9.3	4.8	5.9	-	-	4.9	9.9
- surface	March 2005	1.2	0.9	1.2	0.6	0.7	1.2	1.1	1.3	1.4	2.1
	December 2004	1.2	1.5	1.8	0.7	1.3	1.1	1.1	1.5	1.0	1.2
	Financial year to date	1.2	1.2	1.6	0.6	0.8	1.2	1.0	1.5	1.3	1.6
- combined	March 2005	2.8	5.6	5.2	6.7	4.8	1.6	1.1	1.3	2.4	5.6
	December 2004	2.9	5.6	5.4	6.8	4.5	1.6	1.1	1.5	2.6	5.4
	Financial year to date	2.9	5.6	5.4	6.7	4.4	1.6	1.0	1.5	2.6	5.4
Gold produced (kilograms)											
- underground	March 2005	24,968	20,856	8,149	8,003	4,704	4,112	-	-	2,842	1,270
	December 2004	24,910	20,946	7,665	8,475	4,806	3,964	-	-	2,617	1,347
	Financial year to date	74,090	62,173	23,555	24,554	14,064	11,917	-	-	8,054	3,863
- surface	March 2005	11,025	1,270	980	220	70	9,755	5,755	1,677	1,952	371
	December 2004	9,795	1,631	1,284	252	95	8,164	5,221	2,067	699	177
	Financial year to date	29,668	4,309	3,341	689	279	25,359	14,858	5,892	3,887	722
- total	March 2005	35,993	22,126	9,129	8,223	4,774	13,867	5,755	1,677	4,794	1,641
	December 2004	34,705	22,577	8,949	8,727	4,901	12,128	5,221	2,067	3,316	1,524
	Financial year to date	103,758	66,482	26,896	25,243	14,343	37,276	14,858	5,892	11,941	4,585
Operating costs (Rand per ton)											
- underground	March 2005	528	599	623	737	445	277	-	-	267	333
	December 2004	517	557	602	678	404	349	-	-	339	386
	Financial year to date	523	570	614	700	411	329	-	-	318	373
- surface	March 2005	60	53	52	63	20	62	47	79	85	174
	December 2004	60	69	75	66	36	59	46	67	110	151
	Financial year to date	62	60	61	65	32	63	48	73	105	145
- total	March 2005	184	414	349	520	400	80	47	79	141	238
	December 2004	198	420	380	509	378	84	46	67	208	267
	Financial year to date	197	418	376	511	373	86	48	73	181	250

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		March 2005 quarter			December 2004 quarter			Year to date F2005		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,674	532	1,536	4,938	413	1,357	14,922	1,499	4,540
Advanced on reef	(m)	886	65	120	576	59	93	2,052	278	383
Sampled	(m)	897	81	84	519	108	150	1,965	288	366
Channel width	(cm)	114	48	118	108	42	31	105	41	59
Average value —	(g/t)	19.2	9.0	32.7	15.2	13.8	37.0	18.7	12.3	36.5
—	(cm.g/t)	2,179	434	3,851	*1,645	580	**1,152	1,970	506	2,135

Kloof		March 2005 quarter			December 2004 quarter			Year to date F2005		
Reef		Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	427	792	6,646	25	1,628	7,468	508	4,722	21,083
Advanced on reef	(m)	171	113	1,331	5	190	1,344	222	668	3,931
Sampled	(m)	171	106	1,159	5	194	1,191	220	663	3,475
Channel width	(cm)	128	82	91	14	71	91	125	88	91
Average value —	(g/t)	7.7	10.6	35.7	30.2	10.3	21.2	7.5	9.0	25.4
—	(cm.g/t)	985	864	3,259	423	730	1,921	933	790	2,321

Beatrix		March 2005 quarter		December 2004 quarter		Year to date F2005	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,706	1,849	7,703	1,747	23,695	5,274
Advanced on reef	(m)	1,802	171	1,542	417	5,372	1,014
Sampled	(m)	1,644	153	1,332	432	4,734	1,014
Channel width	(cm)	70	124	87	118	78	115
Average value —	(g/t)	15.5	10.7	13.7	9.3	13.3	11.2
—	(cm.g/t)	1,084	1,325	1,200	1,103	1,047	1,293

*Carbon Leader: The lower value experienced is due to the development of lower grade carbon leader reef at 5 shaft on the 48-19 raise and on the east side of the 'O' line, and at 1 shaft with lower values on the 40-19 line and in 36-24 line where the reef is not fully exposed because of the width of reef band.

**VCR: The lower value experienced is the combined effect of anticipated lower grade VCR exposed and sampled in the synclinal axis area of 5 shaft, and minimal high grade development in the 4 shaft pillar where focus switched to waste cutting to overcome geological disturbances.



Administration and corporate information

Corporate Secretary

Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices

Johannesburg
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

London
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile:(+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123

Investor relations

South Africa

Willie Jacobsz
Telephone: (+27)(11)644 2460
Facsimile: (+27)(11)484 0639
e-mail: williej@goldfields.co.za

Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

Transfer Secretaries

South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capital Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

Website
http://www.goldfields.co.za
http://www.gold-fields.com

Disclaimer

In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

C M T Thompson [†] (*Chairman*)	K Ansah#	G R Parker [#]	T M G Sexwale	* British
A J Wright (*Deputy Chairman*)	G J Gerwel	R L Pennant-Rea	B R van Rooyen	[†] Canadian
I D Cockerill * (*Chief Executive Officer*)	J M McMahon *	P J Ryan	C I von Christierson	# Ghanaian
N J Holland * (*Chief Financial Officer*)	*			[#] USA

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 28 April 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs